BRIGHTLEAF ADVISORY GROUP LLP
Greensboro, North Carolina

April 03, 2017

United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Paragon Offshore plc
Schedule 13D filed March 20, 2017 by Marcel de Groot and
Michael Richard Hammersley ("**Reporting Persons**")
File No. 005-88380

Dear Sir or Madam:

This letter is in response to your previous correspondence dated March 10, 2017 referencing the Schedule 14N ("**Initial Correspondence**") as the correspondence dated March 24, 2017 referencing the Schedule 13D ("**Second Correspondence**").

Timeline of Events:

February 22, 2017: Brightleaf Advisory Group, LLP files a Schedule 14N in regard to a requisition letter sent to the Board of Directors of Paragon Offshore, plc. ("**Exhibit A**").

> Various Dates between February 22, 2017 and March 10, 2017: Telephone Correspondence between Ms. Tiffany Piland Posil and Michael R. Hammersley occur.

March 10, 2017: Securities and Exchange Commission transmits the Initial Correspondence to Michael R. Hammersley via electronic message ("**Exhibit B**").

> Various Dates between March 10, 2017 and March 20, 2017: Telephone Correspondence between Ms. Tiffany Piland Posil and Michael R. Hammersley occur.

March 20, 2017: Brightleaf Advisory Group, LLP files a Schedule 13D in agreement with the Initial Correspondence and affirming the need for the Schedule 13D to be filed due to the intent to change the Board of Directors.

March 24, 2017: Securities and Exchange Commission transmits the Secondary Correspondence to Michael R. Hammersley via electronic message ("**Exhibit C**").

Responses Given to the Secondary Correspondence:

1. Agree and accepted. An amended Schedule 13D will be filed to refer to the previously filed Schedule 14N.

2. No agreement to date has been conceived. The Reporting Persons have no such agreement to act together for any purposes. It should be noted that although Mr. de Groot and Mr.

Hammersley are the two shareholders listed in the SEC filings, there are actually over one-hundred individual shareholders, all of whom are retail investors, none sophisticated, involved in this process to remove the current Board of Directors of Paragon Offshore plc. ("**Board of Directors**"). The Reporting Persons do have an assumption or understanding that due to the breach of fiduciary duty by the Board of Directors alleged by the shareholder of Paragon Offshore, plc., as well as the conflict of interest that the current Management has in protecting their former employer Noble Corporation, plc. ("**Noble**") for a number of securities violations and fraudulent conveyance[for specifications regarding the alleged fraudulent conveyance that Noble has committed please see the attached ("**Exhibit D**")], it is necessary for the current serving directors to be removed from their positions, in order for shareholders to be able to exercise their rights.

Pursuant to section 303 of the Companies Act of 2006, and as indicated in the Requisition Letter sent, Paragon Offshore, being a company incorporated in the United Kingdom is required to call a General Meeting when the Board of Directors receives requests from shareholders owning [5%] of such of the paid-up capital of the company as carries the right of voting at general meetings of the company (excluding any paid-up capital held as treasury shares). The company is also required to call a General Meeting under section 656 of the Companies Act when the net assets of a public company are half or less of its called-up share capital. At that point in time, the directors must call a general meeting of the company to consider whether any, and if so what, steps should be taken to deal with the situation. To date, no such meeting has been called by the company.

On March 10, 2017, the Management responded to the requisition letter via registered mail as well as e-mail. Their response is attached hereto as ("**Exhibit E**"). In this response, they acknowledged that they were no longer looking out for their shareholders' interest, which was obvious. The Board rejected the General Meeting request stating that, "The register does not include Marcel de Groot and Michael Richard Hammersley in the list of registered members. It follows that Marcel de Groot and Michael Richard Hammersley did not, as at February 22, 2017, have any right to requisition a general meeting under section 303 CA 06 (or otherwise). It also follows that the Board is not obliged to convene a general meeting of Paragon. In the circumstances, the Board does not intend to call such a meeting."[1] Although it is unclear how Mr. West expects a shareholder to gain access to the company registry, as Paragon does not offer a direct stock purchase plan[2], he still felt the need to state that, "[i]f the members submit a valid request for a general meeting of Paragon to replace the Board with new directors who do not

---

[1] *See* ¶1 **Exhibit E**

[2] The few names that do appear on the registry have held the shares from the date of distribution from Noble. *See SEC filing 10-12B* "*Direct Registration System*. As part of the spin-off, we will be adopting a direct registration system for book-entry share registration and transfer of Paragon Offshore ordinary shares. Paragon Offshore ordinary shares to be distributed in the spin-off will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spin-off. Under the direct registration system, instead of receiving share certificates, you will receive a statement reflecting your ownership interest in our shares. Contact information for our transfer agent and registrar is provided under "Questions and Answers About the Spin-Off." The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the Distribution Date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar."

support the New Plan"[3] he would ensure that, "the Board will take action to put Paragon into administration before the date of the general meeting. Once administrators are appointed, they will have the power to postpone the general meeting and appoint or remove any directors in order to allow Paragon to finalize and seek confirmation of the New Plan and, upon confirmation, take all steps required to implement the New Plan."[4] It should be noted that after spending hours in multiple attempts to become registered, the Unofficial Committee was unsuccessful. Every attempt to transfer shares via DRS or DWAC, inexplicably, failed. The register of members shows Cede & Co., the subsidiary of the DTCC as the holder of 99.9% of the shares outstanding with a dozen names of individuals who received the shares at the time of separation from Noble. As Mr. West admits, in the Board of Directors Second Response, "it may be impossible to attain access to the member registry of Paragon Offshore, plc." This is a clear attempt to violate domestic and international securities laws and oppress the thousands of shareholders of Paragon Offshore worldwide.

Although Paragon's Board of Directors contends in their Reply to the Requisition Letter that the request for a general meeting was invalid, we disagree. This is because, it is impossible to hold Paragon Offshore shares directly due to the fact that the company does not offer a direct stock purchase plan and because of the fact that the company was set up in such a way to specifically oppress shareholders (as was disclosed in the Form 10-12 in connection with the Paragon separation):

> ***Because we will be a public limited company incorporated under U.K. law, investors could experience more difficulty enforcing judgments obtained against us in U.S. courts than would be the case for U.S. judgments obtained against a U.S. corporation.*** In addition, it may be more difficult or impossible to bring some types of claims against us in courts in the U.K. than it would be to bring similar claims against a U.S. company in a U.S. court.

> ***Provisions in our articles of association are intended to have anti-takeover effects that could discourage an acquisition of us by others, and may prevent attempts by shareholders to replace or remove our current management.***
> Certain provisions in our articles of association are intended to have the effect of delaying or preventing a change in control of us or changes in our management. For example, we expect that our articles of association will include provisions that establish an advance notice procedure for shareholder resolutions to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. U.K. law also prohibits the passing of written shareholder resolutions by public companies. [Emphasis added because this statement is inaccurate, shareholders can pass written resolutions as provided in part 13 of the Companies Act.]

On Paragon's own webpage, they state that the only way to purchase stock in the company is through a brokerage account, "Paragon Offshore does not have a direct stock purchase plan, but you can buy shares of common stock by contacting a brokerage firm."[5] Marcel de Groot and

---

[3] *See* ¶4 **Exhibit E**

[4] *See* ¶4 **Exhibit E**

[5] http://www.paragonoffshore.com/investors-relations/investor-resources/faqs/default.aspx

Michael R. Hammersley sent a response back to the Board of Directors on March 15, 2017 ("**Exhibit F**"). A reply was received from the Board of Directors on March 22, 2017 ("**Exhibit G**").

In contradiction to the Response Letter, Paragon describes the event without disclosing the threat of pushing the company into Administration at an earlier date, *Disclosure Statement For Third Joint Chapter 11 Plan Of Paragon Offshore Plc And Its Affiliated Debtors* ("**Third Disclosure Statement**") [D.I. 1296] *See*¶ IV. Events During the Chapter 11 Cases: E. Request for an Equity Committee pg. 30:

> "On February 22, 2017, Paragon Parent received a request (the "EGM Request") for an Extraordinary General Meeting ("EGM") from certain of its shareholders. As disclosed in a Schedule 14N filed with the SEC on February 22, 2017, these shareholders have nominated three (3) board members to replace Paragon Parent's existing board of directors. By letter dated March 10, 2017, J. Robinson West, Chairman of the Board of Paragon Parent, responded to the EGM Request (the "EGM Response"). The EGM Response stated, among other things, that the EGM Request did not comply with Paragon Parent's articles of association or U.S. securities law and, therefore, was an invalid request. Paragon Parent does not intend to call an EGM until a valid EGM Request is received.
>
> On March 16, 2017, Paragon Parent received a reply to the EGM Response (the "EGM Reply"). The EGM Reply, among other things, renewed the request for an EGM and requested assistance from Mr. West in remedying the infirmities in the EGM Request. On March 22, 2017, Mr. West responded to the EGM Reply. The response stated, among other things, that Paragon Parent could not advise the shareholders on the specific steps to take to cure the infirmities in the EGM Request and suggested that the shareholders seek independent advice on the matter."

See¶ IV. Events During the Chapter 11 Cases: H. The U.K. Administration pg. 31:

> "Under English law, a public limited company, such as Paragon Parent, cannot cancel its existing equity interests or amend its articles of association and issue new shares of the company to creditors through the chapter 11 proceeding absent shareholder consent. As such shareholder consent will not be sought, to effectuate the reorganization contemplated in the Plan, Paragon Parent is required to implement the U.K. Sale Transaction, and Reorganized Paragon will then issue the New Equity Interests (among other consideration) to holders of Allowed Class 4 Claims on account of such Claims. Following implementation of the U.K. Sale Transaction, the existing equity shall be deemed valueless and shall not receive any distribution under the Plan. Under English law, absent shareholder consent, Paragon Parent cannot effectuate the reorganization contemplated in the Plan unless it commences the U.K. Administration. Accordingly, prior to the Effective Date, the directors of Paragon Parent will seek an administration order from the English Court pursuant to paragraph 13 of Schedule B1 of the Insolvency Act 1986 to appoint the U.K. Administrators to implement the U.K. Sale Transaction pursuant to the U.K. Implementation Agreement. Although the directors of Paragon Parent intend to seek appointment of the U.K. Administrators after the Confirmation Hearing but prior to the Effective Date, if circumstances warrant, the directors of Paragon Parent may seek an administration order from the English Court even earlier, including prior to the Confirmation Hearing. Upon appointment, the U.K. Administrators will

assume the management of the affairs, business and property of Paragon Parent with all powers necessary or expedient to do so, including the power to effect the U.K. Sale Transaction pursuant to the U.K. Implementation Agreement."

3. Agreed and Accepted. An amended Schedule 13D will be filed to update this information.

Please do not hesitate to contact me with any additional questions or concerns.

Best Regards,

/s/ Michael R. Hammersley

<u>EXHIBIT A</u>

REQUISITION LETTER TO THE BOARD OF DIRECTORS OF PARAGON OFFSHORE, PLC.

The Board of Directors
Paragon Offshore Plc
20-22 Bedford Row
London
WC1R 4JS

February 22, 2017

Re: Requisition of Shareholder General Meeting

Dear Sirs:

We, Marcel de Groot and Michael Richard Hammersley, each a shareholder of Paragon Offshore Plc ("Paragon"), hereby request, in accordance with section 303 of the Companies Act 2006 (the "Act"), that:

(a)   the board of directors of Paragon (the "Board") convene a shareholder general meeting of Paragon without delay (the "General Meeting") for the purposes of proposing:

       (i)   a special resolution to (A) amend articles 73, 118 and 130 of Paragon's articles of association (in accordance with the Resolutions (defined below), and (B) delete article 74 of Paragon's articles of association; and

       (ii)   ordinary resolutions to: (i) appoint Randall D. Stilley, Mark B. Slaughter, and Robert Joe Tondu to the Board; and (ii) remove J. Robinson West, Thomas L. Kelly II, William L Transier, Anthony R. Chase, John P. Reddy, and Dean E. Taylor from the Board,

in each case with immediate effect; and

(b)   the text of the special resolution and ordinary resolutions set out in Exhibit A be included within the notice of general meeting to be sent by Paragon to its shareholders in connection with the General Meeting (together, the "Resolutions") (which, for the avoidance of doubt, should be tabled to the General Meeting in the order specified in Exhibit A).

I.   YOUR OBLIGATIONS

As you will be aware, Paragon is subject to the Act by virtue of being an English incorporated public limited company. As a result, the Board is required to call a shareholder general meeting of Paragon if it receives requests to do so from members representing at least 5% of the paid-up capital of Paragon as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares). Our aggregate shareholdings, details of which are set out in and evidenced by Exhibit B, exceed this threshold. Accordingly, the Board is required, by virtue of section 304 of the Act, to give notice to call the General Meeting within 21 days from today, being the date that the Board became subject to this requirement. We require that the Board complies with its obligations under the Act and Paragon's articles of association (including the requirements in relation to 'special notice') in a manner that enables the General Meeting to be held at the earliest possible date.

Further, the Board is required, by virtue of sections 314 and 315 of the Act, to circulate to all shareholders of Paragon a statement of not more than one-thousand (1,000) words with respect to a matter referred to in a proposed resolution to be dealt with at a shareholder general meeting (or other business to be dealt with at that meeting) of Paragon. Accordingly, we hereby request that the statement attached at Exhibit C (the "Statement") be included in the notice of general meeting that the Board is required to circulate to all members within 21 days from today in connection with the matters to be considered at the General Meeting. You will be aware that, in the event that Paragon fails to comply with its obligations under section 315 of the Act, an offence will be committed by Paragon and by every officer of Paragon who is in default.

II.   ADDITIONAL INFORMATION

In accordance with the Act and Paragon's articles of association, we hereby confirm the following details in connection with the General Meeting, the Resolutions and the Statement:

(a)   Our full names and addresses are as follows:

Marcel de Groot
Graaf van Egmontstraat 35A
2000 Antwerpen
Belgium

Michael Richard Hammersley
706 N. Eugene St.
A4
Greensboro, North Carolina 27401

(b)   We intend to appear in person at the General Meeting in connection with the nominations of Randall D. Stilley, Mark B. Slaughter, and Robert Joe Tondu as directors of Paragon.

(c)   Randall D. Stilley's details are as follows:
Full name: Randall Delton Stilley
Service address: ***FISMA & OMB Memorandum M-07-16***
Residential address: ***FISMA & OMB Memorandum M-07-16***
State and country of usual residence: ***FISMA & OMB Memorandum M-07-16***
Nationality: American
Business occupation: Offshore Drilling Executive Management
Date of Birth: ***FISMA & OMB Memorandum M-07-16***
Age: 63

(d)   Mark B. Slaughter's details are as follows:

Full name: Mark Burton Slaughter

Full name: Mark Burton Slaughter

Service address: ***FISMA & OMB Memorandum M-07-16***

Residential address: ***FISMA & OMB Memorandum M-07-16***

State and country of usual residence: ***FISMA & OMB Memorandum M-07-16***

Nationality: American

Business occupation: Executive Management

Date of Birth: ***FISMA & OMB Memorandum M-07-16***

Age: 58

(e)   Robert Joe Tondu's details are as follows:

Full name: Robert Joe Tondu

Service address: ***FISMA & OMB Memorandum M-07-16***

Residential address: ***FISMA & OMB Memorandum M-07-16***

State and country of usual residence: ***FISMA & OMB Memorandum M-07-16***

Nationality: American

Business occupation: Executive Management

Date of Birth: ***FISMA & OMB Memorandum M-07-16***

Age: 66

(f)   Randall D. Stilley has indicated his willingness to act as a director of Paragon by signing the statement set out at Exhibit D (the "Stilley Declaration");
Mark B. Slaughter has indicated his willingness to act as a director of Paragon by signing the statement set out at Exhibit E (the "Slaughter Declaration"); and
Robert Joe Tondu has indicated his willingness to act as a director of Paragon by signing the statement set out at Exhibit F (the "Tondu Declaration").

(g)   Save as disclosed in this letter, there are no arrangements or understandings between us and Randall D. Stilley, Mark B. Slaughter, and Robert Joe Tondu, and, to the best of our knowledge, any other person, pursuant to which the nomination of Randall D. Stilley, Mark B. Slaughter, and Robert Joe Tondu, is made. We have both recently corresponded with Randall D. Stilley, Mark B. Slaughter, and Robert Joe Tondu, to discuss nomination to the Board, and confirm the willingness of each to act as a director of Paragon (as evidenced by the Stilley Declaration; the Slaughter Declaration; and the Tondu Declaration). It is also understood between us and Randall D. Stilley that, if elected, he would seek the position of Chief Executive Officer of Paragon, as well as Chairman of the Board.

(h)   Further, in order of compliance with Regulation 14N of the Securities Exchange Act of 1934, please find attached the related forms that are to be filed with the Securities and Exchange Commission in support of this request as Exhibit G (the "Schedule 14N").

For the avoidance of doubt, our signatures below constitute our authentication of the matters referred to in, and requested by, this letter (including, for the avoidance of doubt, the Exhibits hereto).

Yours faithfully



Marcel de Groot



Michael Richard Hammersley

Copy to:

Anthony Chase
Director
Paragon Offshore Plc
3151 Briarpark Drive
Suite 700
Houston
Texas 77042

Thomas Kelly
Director
Paragon Offshore Plc
3151 Briarpark Drive
Suite 700
Houston
Texas 77042

John Reddy
Director
Paragon Offshore Plc
3151 Briarpark Drive
Suite 700

Houston
Texas 77042

Dean Taylor
Director
Paragon Offshore Plc
3151 Briarpark Drive
Suite 700
Houston
Texas 77042

William Transier
Director
Paragon Offshore Plc
3151 Briarpark Drive
Suite 700
Houston
Texas 77042

John West
Director
Paragon Offshore Plc
3151 Briarpark Drive
Suite 700
Houston
Texas 77042

Todd Strickler
Company Secretary and General Counsel
Paragon Offshore Plc
3151 Briarpark Drive
Suite 700
Houston
Texas 77042

EXHIBIT A
Proposed Resolutions

[NOTE – To be proposed in the order stated]

Special resolution

1. That:

    a. article 118 of Paragon Offshore Plc's articles of association shall be deleted in its entirety and replaced with the following:

    > Article 118: *"The number of Directors shall be not less than two but shall not be subject to a maximum"*

    b. article 73 of Paragon Offshore Plc's articles of association shall be deleted in its entirety and replaced with the following:

    > Article 73 *"No business shall be transacted at any general meeting unless a quorum is present but the absence of a quorum shall not preclude the choice of a Chairman in accordance with these Articles (which shall not be treated as part of the business of the meeting). A quorum shall be any two members present in person (which, in the case of a corporate member shall include being present by a representative) or by proxy".*

    c. article 74 of Paragon Offshore Plc's articles of association (and all references to article 74 therein) shall be deleted in its entirety; and

    d. the penultimate sentence of article 130 of Paragon Offshore Plc's articles of association shall be deleted in its entirety,

    in each case with immediate effect (such that, for the avoidance of doubt, the quorum requirements of article 73 of Paragon Offshore Plc's articles of association (as amended by this special resolution) shall apply to ordinary resolutions 2 to 6 (inclusive) below)."

Ordinary resolutions

2.   That Randall D. Stilley be elected as a director of Paragon Offshore Plc with immediate effect.

3.   That Mark B. Slaughter be elected as a director of Paragon Offshore Plc with immediate effect.

4.   That Robert Joe Tondu be elected as a director of Paragon Offshore Plc with immediate effect.

5.   That J. Robinson West be removed from office as a director of Paragon Offshore Plc with immediate effect.

6.   That Thomas L. Kelly II be removed from office as a director of Paragon Offshore Plc with immediate effect.

7.   That William L. Transier be removed from office as a director of Paragon Offshore Plc with immediate effect.

8.   That Anthony R. Chase be removed from office as a director of Paragon Offshore Plc with immediate effect.

9.   That John P. Reddy be removed from office as a director of Paragon Offshore Plc with immediate effect.

10.   That Dean E. Taylor be removed from office as a director of Paragon Offshore Plc with immediate effect.

EXHIBIT B

*BINCKBANK

Quellinstraat 22
2018 Antwerpen/Anvers

T   00 32 (0)3 303 31 11
F   00 32 (0)3 234 04 14
E   info@binck.be
I   www.binck.be

Antwerp, 15th Februari 2017

We, Binckank NV, hereby certify that Mr. de Groot Marcel (account Binck
FISMA & OMB Memorandum M-07-16 is the legal owner of 4.336.483 shares Paragon Offshore PLC
(GB00BMTS0J78) and holds the voting rights.

Regards,

*BINCKBANK
VOOR BELEGGERS
Quellinstraat 22 – 2018 Antwerpen
Bijkantoor België
BTW BE 0842.123.910 – RPR Antwerpen

Marc De Weggheleire
Relationship Manager

T   + 32 (0)3 303 31 22
F   + 32 (0)3 234 04 14
I   www.binck.be

BinckBank N.V.
Quellinstraat 22
2018 Antwerpen/Anvers

1 5 FEB 2017

Bijkantoor België · BTW BE 0842.123.910 · RPR Antwerpen · Quellinstraat 22 · 2018 Antwerpen · Maatschappelijke zetel: BinckBank N.V. · Barbara Strozzilaan 310 · 1083 HN Amsterdam · Nederland
Succursale Belge · TVA BE 0842.123.910 · RPM Anvers · Quellinstraat 22 · 2018 Anvers · Siège social BinckBank N.V · Barbara Strozzilaan 310 · 1083 HN Amsterdam · Pays Bas





STATE OF NORTH CAROLINA

COUNTY OF GUILFORD

AFFIDAVIT OF SHARE OWNERSHIP

As of February 22, 2017, MICHAEL RICHARD HAMMERSLEY, of Guilford County, North Carolina, affirm on this the 22nd day of February, 2017 does own one-hundred and twelve thousand (112,000) shares of Paragon Offshore, plc Common Stock. The shares are held in a Vanguard Brokerage Account number ***FISMA & OMB Memorandum M-07-16*** in the name and under the control of MICHAEL RICHARD HAMMERSLEY as evidenced by the attached statement hereto. The Vanguard Group, Inc., and their related subsidiaries are a participant in the Depository Trust Company ("DTC"). These securities were purchased and held as evidenced on the attached statement hereto.

I affirm that, to the best of my knowledge and belief, the information herein is ~~true~~, correct and complete.

MICHAEL RICHARD HAMMERSLEY
706 N. Eugene St. A4
Greensboro, North Carolina 27401

STATE OF NORTH CAROLINA

COUNTY OF GUILFORD

I, Chelsea Sheree Reynolds, a Notary Public of said County and State. Do hereby certify that MICHAEL RICHARD HAMMERSLEY personally appeared before me this day and acknowledged the due execution of the foregoing Affidavit of Stock Ownership.

Witness my hand and official seal, this the 22nd day of February, 2017.

[SEAL]

CHELSEA S REYNOLDS
NOTARY
PUBLIC
GUILFORD COUNTY, NC

Chelsea Sheree Reynolds, Notary Public
My Commission Expires: May 21, 2018

Pages 17 through 18 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

PARAGON SEES NO VALUE IN YOUR SHARES - A TOTAL WIPEOUT!

UNLESS YOU ACT NOW!

Dear Fellow Paragon Offshore Shareholders:

The current Board of Directors of Paragon Offshore Plc (hereafter "BOD") announced on January 18, 2017 that it has reached an agreement in principle with representatives of Paragon's secured lenders to a new plan of reorganization (hereafter "POR"), wherein all common shares in Paragon are deemed to have no value. This represents *a total wipeout of all your shareholder value!*

...UNLESS YOU ACT NOW!

If you do not want to see the complete destruction of all common shareholder value, please read this short summary and then **VOTE** to support the *SHAREHOLDER RESCUE PLAN* to remove four members of the BOD, and to elect Mr. Randall D. Stilley to the Board, who has previously served as CEO and Chairman of the Board. We believe that the only way to preserve any shareholder value is to support our *SHAREHOLDER RESCUE PLAN* and to get Mr. Stilley back onto the Board. He fought for us before. He will again. The alternative is to receive no recovery under the POR.

THE CURRENT BOARD SEES NO VALUE IN YOUR COMMON SHARES

Paragon Offshore announced on January 19th, 2017 that it has reached an in-principle agreement with representatives of its secured lenders, pursuant to which Paragon's existing common equity is deemed to have no value. In other words, any shares you own would become worthless under the POR. But according to its latest 8-K Current Report (filed on February 1, 2017), Paragon is sitting **on over $900 million in cash**. Is that fair?

WE THINK THERE IS SHAREHOLDER VALUE!

Paragon has consistently outperformed the projected Monthly Operating Reports (hereinafter "MOR") filed to the Bankruptcy Court as well as the Securities and Exchange Commission. As of the MOR filed on January 4, 2017, the Debtor and Non-Debtor entities had roughly $922 million in cash.

Just three (3) short months ago, the following statements were made in support of the Debtors' solvency as well as the financial strength of the Debtors:

    I.   Debtors' Reply Brief in Support of Confirmation of the Debtors' Modified Plan [D.I. 836]

II.   Ad Hoc Group of Noteholders' Post-Trial Brief in Support of Confirmation of the Modified Second Amended Joint Chapter 11 Plan of Paragon Offshore Plc and its Affiliated Debtors [D.I. 810]

III.   Post Hearing Statement of JPMorgan Chase Bank, N.A., As Administrative Agent for the Revolver Lenders, in Support of Confirmation of Debtors' Modified Second Amended Joint Chapter 11 Plan. [D.I. 809]

TAKE URGENT ACTION NOW

VOTE FOR THE SHAREHOLDER RESCUE PLAN!

Mr. Randall D. Stilley has operated an offshore drilling company before and has demonstrated a willingness to fight for shareholder value. He has fought for us before. He will again.

But only if you vote for the *SHAREHOLDER RESCUE PLAN!*

To **VOTE** for the *SHAREHOLDER RESCUE PLAN* and amend Paragon's articles, please follow these simple instructions to **COMPLETE THE ATTACHED PROXY CARD:**

1. Cast your vote to amend Paragon's articles.
2. Cast your vote to APPOINT Mr. Stilley; Mr. Slaughter; and Mr. Tondu as Directors.
3. Cast your vote to REMOVE J. Robinson West, Thomas L. Kelly II, William L Transier, Anthony R. Chase, John P. Reddy and Dean E. Taylor, the current members of the Board of Directors.
4. Sign and date the proxy card and return the proxy card per the card's *specific instruction*.

The issue at hand is your financial interest in Paragon. Every vote counts! Shareholders of Paragon Offshore have organized.

Join us!

FOR MORE INFORMATION PLEASE VISIT www.paragonoffshoreshareholders.com

EXHIBIT D

Randall D. Stilley

FISMA & OMB Memorandum M-07-16

February 7, 2017

To Paragon Offshore plc Board of Directors, Paragon Offshore Shareholders, and Others To Whom It May Concern:

This is to confirm that I, Randall Delton Stilley, am willing to serve as a director on the board of Paragon Offshore plc if I am elected to the position by shareholders; or designated as a board director by appropriate competent authority.

Furthermore, I agree to allow my name to be put forth in nomination to the board of directors of Paragon Offshore plc.

Sincerely,

Randall D Stilley

Randall D. Stilley

EXHIBIT E

Mark B. Slaughter

FISMA & OMB Memorandum M-07-16

February 17, 2017

To Paragon Offshore plc Board of Directors, Paragon Offshore Shareholders, and Others To Whom It May Concern:

This is to confirm that I, Mark Burton Slaughter, am willing to serve as a director on the board of Paragon Offshore plc if I am elected to the position by shareholders; or designated as a board director by appropriate competent authority.

Furthermore, I agree to allow my name to be put forth in nomination to the board of directors of Paragon Offshore plc.

Sincerely,



Mark B. Slaughter

EXHIBIT F

Robert Joe Tondu

February 17, 2017

To Paragon Offshore plc Board of Directors, Paragon Offshore Shareholders, and Others To Whom It May Concern:

This is to confirm that I, Robert Joe Tondu, am willing to serve as a director on the board of Paragon Offshore plc if I am elected to the position by shareholders; or designated as a board director by appropriate competent authority. Furthermore, I agree to allow my name to be put forth in nomination to the board of directors of Paragon Offshore plc.

Sincerely,

RJ Tondu

Robert Joe Tondu

EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

SCHEDULE 14N
(Rule 240.14n-1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)[1]

Paragon Offshore, plc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

G6S01W108
(CUSIP Number)

Check the appropriate box:

[ ]   Solicitation pursuant to § 240.14a-2(b)(7)

[ ]   Solicitation pursuant to § 240.14a-2(b)(8)

[ ]   Notice of Submission of a Nominees or Nominees in Accordance with § 240.14a-11

[X]   Notice of Submission of a Nominees or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant's Governing Documents

----

[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS Marcel de Groot
2	MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON (OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE) Graaf van Egmontstraat 35A, 2000 ANTWERPEN, BELGIUM (32)495562044
3	AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY EACH REPORTING PERSON (AND, WHERE APPLICABLE, AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY THE NOMINATING

	SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND NET OF SECURITIES SOLD SHORT OR BORROWED FOR PURPOSES OTHER THAN A SHORT SALE: 4,336,483
4	NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY GROUP): 4,336,483

1	NAME OF REPORTING PERSONS Michael Richard Hammersley
2	MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON (OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE) 706 N. Eugene Street, A4, Greensboro, North Carolina 27401 (336) 209-3559
3	AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY EACH REPORTING PERSON (AND, WHERE APPLICABLE, AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY THE NOMINATING SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND NET OF SECURITIES SOLD SHORT OR BORROWED FOR PURPOSES OTHER THAN A SHORT SALE: 112,000
4	NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY GROUP): 112,000

The following constitutes the Schedule 14N filed by the undersigned (the "Schedule 14N").

Item 1(A). Name of Registrant

Paragon Offshore plc, a public limited company incorporated under the laws of England and Wales (the "Issuer").

Item 1(B). Address of Registrant's Principal Executive Offices
The address of the principal executive offices of the Issuer is:

3151 Briarpark Drive, Suite 700, Houston, Texas 77042, United States of America.
AND
20-22 Bedford Row, London WC1R 4JS, United Kingdom

Item 2(A). Name of Person Filing
Marcel de Groot together with Michael Richard Hammersley (the "Reporting Persons")

Item 2(B). Address or Principal Business Office or, if None, Residence
Mr. Marcel de Groot: Graaf van Egmontstraat 35A, 2000 ANTWERPEN, BELGIUM
together with;
Michael Richard Hammersley: 706 N. Eugene Street, A4, Greensboro, North Carolina 27401

Item 2(C). Title of Class of Securities
Common stock, $1.00 par value per share ("Common Stock")

Item 2(D). CUSIP No.
G6S01W108

Item 3. Ownership

(a)   The amount of securities held and entitled to be voted on the election of directors by the Reporting Persons is as follows. As of the date hereof, Marcel de Groot beneficially owns 4,336,483 shares of Common Stock and Michael Richard Hammersley beneficially owns 112,000 shares of Common Stock. Information with respect to the ownership by certain affiliates of the Reporting Persons is set forth in Item 5 and incorporated herein by reference. Each of the foregoing disclaims beneficial ownership with respect to the securities of the Issuer reported owned herein except to the extent of his or its pecuniary interest therein.

(b)   All of the foregoing securities disclosed by the Reporting Persons in (a) of this Item 3 are voting securities. Pursuant to the Issuer's governing documents, each share of Common Stock is entitled to one vote and therefore the number of shares of Common Stock disclosed in (a) of this Item 3 represents the number of votes attributable to such securities.

(c)-(d)   None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or that have been borrowed for purposes other than a short sale.

(e)   The aggregate voting stock owned by the Reporting Persons as set forth in this Item 3 is 4,448,483 which constitutes approximately 5% of the outstanding Common Stock of the Issuer. The aggregate voting stock owned by the Reporting Persons and their affiliates as set forth in this Item 3 is 4,448,483 which constitutes approximately 5% of the outstanding Common Stock of the Issuer.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to § 240.14a-11
Not Applicable

Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to § 240.14a-11
Not Applicable

Item 6. Disclosure Required by § 240.14a-18

(a)   The Reporting Persons have nominated Mr. Randall D. Stilley, Mr. Mark B. Slaughter, and Mr. Robert Joe Tondu (the "Nominees") to the Board of Directors (the "Board") of the Issuer. This nomination shall be considered at the meeting to be held at the request to establish this requisition (the "Meeting"). The Nominees consent to be named in the Issuer's proxy statement and form of proxy and, if elected, to serve on the Issuer's board of directors. The Nominees have submitted to the Issuer a completed form consent.

(b)-(e)

The nomination of the Nominees is to be made on the Issuer's proxy materials pursuant to the Issuer's proxy access procedures set forth in its By-Laws (the "Bylaws").

The business address of Mr. Marcel de Groot: Graaf van Egmontstraat 35A, 2000 ANTWERPEN, BELGIUM together with;
the business address of Michael Richard Hammersley: 706 N. Eugene Street, A4, Greensboro, North Carolina 27401

The principal business of the Reporting Persons is making investments for their own accounts as well as serving as the manager of these accounts. As of the date hereof, the Reporting Persons beneficially own 4,448,483 shares of Common Stock which were purchased with the personal funds of each Mr. Marcel de Groot and Michael Richard Hammersley, respectively. Shares of Paragon Offshore, plc., Common Stock owned directly by the Nominees Mr. Randall D. Stilley were purchased with personal funds at an average price of three dollars ($3.00) per share.

Below sets forth the biographical information of the Nominees, Mr. Randall D. Stilley, including his principal occupation and prior employment;

Randall D. Stilley, 63, is a proven leader with restructuring, startup and turnaround experience; and is adept in public and private company environments. He was President and Chief Executive Officer of Paragon Offshore plc (NYSE: PGN) from it's inception in February 2014 to November 2016. Qualifications & Experience. Mr. Stilley has 40 years of direct Oil Field Services industry experience. From May 2011 to February 2014 he was Managing Partner at SEH Offshore, LLC, a privately held entity. He also served as President and Chief Executive Officer of Seahawk Drilling, Inc. (NASDQ: HAWK) from September 2008 to May 2011. Earlier, he was one of the founders, and served President and Chief Executive Officer of Hercules Offshore, Inc. (NASDAQ: HERO) from October 2004 to July 2008. From December 2003 to October 2004, Mr. Stilley was President and Chief Executive Officer of Seitel, Inc. Before Seitel, Mr. Stilley was President of the Oilfield Services Group at Weatherford International, Inc. (NYSE: WFT) from 1998 to 2000. Prior to joining Weatherford, Mr. Stilley served in a variety of senior management positions with Halliburton Company for 22 years (1976-1998) (NYSE: HAL), including Vice President of Completions & Production Enhancement and Vice President of Asia Pacific/China. He is a registered professional engineer in the State of Texas, and a member of the Society of Petroleum Engineers. Mr. Stilley served as a director and non-executive Chairman of ThruBit Logging Solutions from October 2007 until December 2011 when the company was sold to Schlumberger (NYSE: SLB). He served as a director and member of the Executive Committee of the International Association of Drilling Contractors from 2005-2016. He also served as a director and member of the executive committee of the National Ocean Industries Association from 2004 until 2012. He is a director of several non-profit organizations including Theatre Under The Stars, Boys and Girls Country of Houston, the Boys and Girls Country Endowment, and the Hobby Center Foundation. Mr. Stilley received a Bachelor of Science Degree in Aerospace Engineering from the University of Texas at Austin in 1976. Directorships for the past ten years: Hercules Offshore, Inc. (NASDAQ) (2004 to 2008), ThruBit Logging Solutions LLC (2007 to 2011), Seahawk Drilling, Inc. (NASDAQ) (2009 to 2011), Paragon Offshore plc 2014 – 2016 (NYSE).

As of the date hereof, the Nominees beneficially owns 33,500 shares of Common Stock that he purchased in December of 2014 with personal funds. For information regarding purchases and sales during the past two years in securities of the Issuer by the Nominees, please see **Attachment A**. The Nominees disclaims beneficial ownership with respect to the securities of the Company reported owned in this Schedule 14N except to the extent of his pecuniary interest therein.

Below sets forth the biographical information of the Nominees, Mr. Mark B. Slaughter, including his principal occupation and prior employment;

Mark B. Slaughter, 58, is a proven leader in both public and private company settings, with startup, turnaround and mergers and acquisitions experience gained in the oilfield services and remote communications industries. Qualifications & Experience. Mr. Slaughter most recently was the chief executive officer, president and a board member at RigNet, Inc. (NASDAQ: RNET), a leading global provider of remote communications solutions to the oil and gas industry, with Paragon Offshore plc as a premier client. Over his nine-year tenure at RigNet from August 2007 through January 2016, he took a troubled, but promising, $50 million private equity backed business through a successful IPO to a peak valuation of over $1 billion. From January 2007 to July 2007, he served as president and chief operating officer at RigNet. Before RigNet, Mr. Slaughter served in executive and management roles at Halliburton Company, Reliant Energy, United Technologies and Stratos Global Corporation. He serves on the boards of two non-profit organizations: Boys and Girls Country of Houston; and the Center for Christianity in Business at Houston Baptist University. Named a 2014 EY Entrepreneur of the Year region winner and national finalist, he completed United Technologies' Executive Program at the University of Virginia's Darden Graduate School of Business and attended Stanford Law School's Directors' College. Mr. Slaughter is the recipient of the 2016 Lifetime Achievement Award in Energy from the Houston Technology Center. He holds an A.B. from Harvard College and an MBA from Stanford University's Graduate School of Business.

Directorships for the past ten years: RigNet, Inc. (Nasdaq: RNET) from 2010 to 2016; and Geoforce Inc. from 2014 through current.

Below sets forth the biographical information of the Nominees, Mr. Robert Joe Tondu, including his principal occupation and prior employment;

Mr. Tondu, 66, is the CEO and sole shareholder of Tondu Corporation, a business development and investment company that develops, owns, and operates electric energy production facilities and manages the Tondu family private investment office. Tondu Corporation was started by Mr. Tondu in 1978 and has invested over $240 million in power plant projects in the US and Canada. Over his career Mr. Tondu has been responsible for assembling and leading numerous major project development teams. These efforts involved defining innovative strategies to address first-of-a-kind challenges in contract creation, public involvement, marketing, and creative financing. In addition, Mr. Tondu has taken an active role in energy public policy and was instrumental in the creation of legislation supporting the development of the energy policy framework and the renewable energy initiatives for the State of Michigan. Prior to the creation of Tondu Corporation, Mr. Tondu worked as a geologist in the Southern Division of Getty Oil Company and was actively involved in drilling oil and gas wells throughout the Texas onshore and bay water Gulf Coast. After leaving Getty Oil in 1978 and the formation of the predecessor of Tondu Corporation, Mr. Tondu directed the company's exploration and development of oil and gas assets in Texas and Louisiana. This effort involved identifying and leasing drilling prospects, raising investment capital, and managing the drilling and production of oil and gas wells. Mr. Tondu has a wide range of business investment experience including investments in electric power marketing, real estate development, steel manufacturing, medical technology research, and venture capital. Mr. Tondu received a Bachelor of Science in geology from Grand Valley State College in 1973 and a Master of Science in geology in 1976 from the University of Texas at Austin.

The Nominees Mark B. Slaughter and Robert Joe Tondu presently are, and if elected as directors of the Issuer, the Nominees would be, "independent directors" within the meaning of Section 301 of the Sarbanes-Oxley Act of 2002. The Nominees are not a member of the Issuer's compensation, nominating or audit committee that is not independent under any such committee's applicable independence standards.

Except as otherwise set forth in this Schedule 14N (including the Exhibits hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Issuer; (iii) no Participant owns any securities of the Issuer which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Issuer during the past two years; (v) no part of the purchase price or market value of the securities of the Issuer owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Issuer; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Issuer's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Issuer or its affiliates, or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Issuer; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Issuer to become a director or executive officer and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries not otherwise disclosed herein these exhibits provided, however, that both Randall D. Stilley and Michael Richard Hammersley are currently seeking an Equity Committee in regard to the proceedings filed by Paragon Offshore, plc., and their related subsidiaries under Chapter 11 of the United States Bankruptcy Code. As of this filing, no such Equity Committee has been appointed. Further, Marcel de Groot as well as Michael Richard Hammersley also have filed a claim against Paragon Offshore, plc., and each of its subsidiaries in the amount of one-billion and one-hundred million dollars ($1,100,000,000.00). This claim has also been filed against each member of the Management of Paragon Offshore, plc., as well as each member of the current Board of Directors of Paragon Offshore, plc., as well as PriceWaterhouseCoopers, LLP as auditor for Paragon Offshore, plc. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Other than as stated above and elsewhere in this Schedule 14N, there are no agreements, arrangements or understandings between the Participants or their affiliates and associates, and the Nominees or any other person or persons pursuant to which the nomination described herein is to be made and the Reporting Persons and their affiliates and associates have no material interest in such nomination, including any anticipated benefit therefrom to the Reporting Persons or any of their affiliates or associates. Other than as stated above and elsewhere in this Schedule 14N, there are no (1) direct or indirect material interest in any contract or agreement between the Participants and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement), (2) any material pending or threatened legal proceeding in which the Participants, involving the Issuer, any of its executive officers or directors, or any affiliate of the Issuer; and (3) any other material relationship between the Participants, and/or the Issuer or any affiliate of the Issuer not otherwise disclosed herein these exhibits.

(f) Not applicable.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that information set forth in this notice on Schedule 14N is true, complete and correct.

Dated: February 22, 2016

MARCEL DE GROOT		**MICHAEL RICHARD HAMMERSLEY**	
By:	/s/ Marcel de Groot	By:	/s/ Michael Richard Hammersley
	Name: Marcel de Groot		Name: Michael Richard Hammersley
	Title: Shareholder		Title: Shareholder

ATTACHMENT A

TRANSACTIONS IN SECURITIES OF THE ISSUER
DURING THE PAST TWO YEARS OTHER THAN THE VESTING OF MANAGEMENT INCENTIVE
STOCK

RANDALL D. STILLEY

Nature of the Transaction	Number of Securities	Date of the Transaction
Purchase of Common Stock	33,500	12/2014
Sale of Common Stock/Incentive Plan Stock Units	(941,667)	12/2016

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION INITIAL CORRESPONDENCE



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2017

<u>Via E-mail</u>

Michael Richard Hammersley
Brightleaf Advisory Group, LLP
706 N. Eugene Street, A4
Greensboro, NC 27401

>   **Re: Paragon Offshore plc**
>   **Schedule 14N filed February 22, 2017 by Brightleaf Advisory Group, LLP**
>   **File No. 001-36465**

Dear Mr. Hammersley:

We have reviewed your filing and have the following comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

1. Please provide us with your analysis as to whether a group has been formed within the meaning of Exchange Act Section 13(d)(3) and Exchange Act Rule 13d-5(b)(1) in connection with the nomination of Messrs. Stilley, Slaughter and Tondu to the board of directors of Paragon Offshore plc.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

EXHIBIT C
SECURITIES AND EXCHANGE COMMISSION SECONDARY CORRESPONDENCE



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2017

Via E-mail

Michael Richard Hammersley
Brightleaf Advisory Group, LLP
706 N. Eugene Street, A4
Greensboro, NC 27401

      Re: Paragon Offshore plc
               Schedule 13D filed March 20, 2017 by Marcel de Groot and
                 Michael Richard Hammersley
               File No. 005-88380

Dear Mr. Hammersley:

      We have reviewed your filing and have the following comments. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

1. Item 4(d) of Schedule 13D requires disclosure of any plans or proposals which the reporting persons may have which relate to or would result in any change in the present board of directors of the registrant for which beneficial ownership is being reported. Please advise us what consideration was given to disclosing in response to Item 4(d) the fact that the reporting persons filed a Schedule 14N in connection with the reporting persons' nomination of Messrs. Stilley, Slaughter and Tondu to the board of directors of Paragon Offshore plc.

2. The disclosure provided in response to Item 4 indicates that the reporting persons acquired the shares for investment purposes. Please advise us whether the reporting persons agreed to act together for the purpose of acquiring, holding, or voting the shares in order to aggregate their holdings to meet the five percent threshold to exercise certain rights under the Companies Act 2006, such as the right to requisition a meeting of the company, the right to propose a resolution for the meeting, or the right to requisition the circulation of a statement to shareholders regarding a proposed resolution. If so, please amend the disclosure provided in response to Item 4 to state the purpose of the reporting persons' agreement to act together. Refer to Rule 13d-5(b)(1).

3. The information disclosed in response to Item 5 is provided for the reporting persons on an aggregate basis. Please revise to also provide the disclosure required by Item 5 of Schedule 13D for each reporting person on an individual basis. Please note that to avoid

unnecessary duplication, you may answer items on Schedule 13D by appropriate cross reference to an item or items on the cover page of Schedule 13D.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

EXHIBIT D
INVESTIGATION INTO THE SPIN-OFF OF PARAGON OFFSHORE, PLC. FROM NOBLE CORPORATION, PLC.

Noble Corp's Fraudulent Conveyance with the Spinoff of Paragon Offshore

Noble committed $1.36 Billion in fraudulent conveyance of equity value with the spinoff of Paragon Offshore.

Here is the evidence:

1. On the balance sheet of the Paragon Offshore Amended S/1, Noble advertised a total equity value of $2 Billion for the Paragon Offshore spinoff. [1]

2. Noble advertised the $2B equity cushion to investors, unsecured bondholders and secured creditors from March 2014 until the August 4, 2014 spinoff of Paragon Offshore.

3. Noble was able to place $1.73B in debt ($1.08B of the debt was unsecured) on the Paragon Offshore spinoff using the debt markets, by presenting the $2B equity cushion balance sheet to creditors. [2]

4. It appears that Noble tried to place even more debt onto the Paragon Offshore spinoff: $2.27B of debt, but were unable to do so via the debt markets. [3]

5. The $2B advertised equity cushion translates to $23.66 per share. [4]

6. When the spinoff completed on August 4, 2014, PGN traded at $10.71 per share on the NYSE. The public market was valuing Paragon Offshore equity at only $907M. [5]

7. The difference between the Noble advertised equity value and the market's valuation of equity was $1,097 Million. [6]

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[1] Paragon Offshore Amended S/1 Balance Sheet:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.htm#fin635036_2

[2] See https://www.sec.gov/Archives/edgar/data/1594590/000119312514275181/d761533d8k.htm for details on the $1.08B in unsecured debt, and the $650M term loan.

[3] See the June 30, 2014 balance sheet that was released after spinoff on August 29, 2014, where the balance sheet carried a long term debt figure of $2.27 Billion:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514326877/d776671d10q.htm#tx776671_7

[4] The number of shares outstanding at the time of spinoff was 84,753,393, and the balance sheet equity value was $2,005,333,000. Therefore, Noble's assigned per-share value for the Paragon spinoff was $2,005,333,000 / 84,753,393 = $23.66 per share.

[5] The PGN share closing price on the NYSE was $10.7111 per Bloomberg. $10.7111 X 84,753,393 shares = $907.8M for equity value.

[6] $2,005M advertised value - $908M actual market value = $1,097M.

8. Per the Third Circuit's decision in *In re VFB v. Campbell Soup*, the court noted that "absent some reason to distrust it, the market price is 'a more reliable measure of the stock's value than the subjective estimates of one or two expert witnesses.' " [7]

9. A second relevant valuation event occurred soon after spinoff. The $929 Million impairment charge by PricewaterhouseCoopers (PwC) for September 30, 2014 accounting confirms the public market's equity value assertion on the August 4, 2014 spinoff date: that the 35 year old oil rig assets spun off to Paragon Offshore did not have the advertised asset value of $3.46B. [8]

10. Between August 4, 2014 until November 10, 2014 when the September 2014 balance sheet was released for Paragon Offshore, the Paragon stock (NYSE:PGN) attracted value investors, due to the stock having a favorable Price/Book ratio using the advertised asset value of $3.46B.

11. When PwC did their work for September 30, 2014 accounting during the October 2014 timeframe, the major banks were not forecasting an oil market collapse in 2015: Barclays was forecasting $93/barrel and Goldman Sachs was forecasting $85/barrel oil for 2015. [9]

---

[7] From the Latham and Watkins whitepaper on fraudulent spinoffs, Page 3:
https://www.lw.com/thoughtLeadership/LW-Backspin-Challenging-Spin-Offs-as-Fraudulent-Transfers
In the public SpinCo context, the strongest endorsement for the market price approach to valuation is the Third Circuit's decision in In re VFB v. Campbell Soup. The court noted that "absent some reason to distrust it, the market price is 'a more reliable measure of the stock's value than the subjective estimates of one or two expert witnesses. ' " Additionally, the public market test is strongest when the SpinCo consists entirely of the transferred assets, which was the case for the Paragon Offshore spinoff.

[8] See https://www.sec.gov/Archives/edgar/data/1594590/000119312514406535/d819132dex991.htm for the details on the $929M impairment charge by PwC for September 30, 2014 accounting, one month after spinoff, this information was released to investors on November 10, 2014. CEO Randall Stilley: "We concluded that the current values of our drillships in Brazil and our FPSO are higher than the current market values for similar units. " See
https://www.sec.gov/Archives/edgar/data/1594590/000156459014005619/pgn-10q_20140930.htm#N_Balance_Sheets for the September 30, 2014 balance sheet audited by PwC. Note the drastic difference in equity value for September 30, 2014: $475M versus the advertised $2B. Note too the differences in asset value: $2.03B versus the advertised $3.46B.
The PwC audit team should be interviewed to determine why they did the $929M impairment charge. One of the drillships, the FPSO, was cold-stacked for 4 years before being transferred to Paragon Offshore, and should not have been transferred in with any value. The FPSO value assigned by Noble before the spinoff should be investigated.

[9] See this October 29, 2014 article from Bloomberg on the oil markets:
https://www.bloomberg.com/news/articles/2014-10-29/why-oil-prices-went-down-so-far-so-fast

12. A third relevant valuation event which indicated asset overvaluation, and is a market related test, happened before the spinoff in the April 2014 timeframe. Noble abandoned the intended IPO of Paragon Offshore, leaving $395 Million in tax free cash on the table [10], potentially due to the lack of interest by institutional investors who would be subscribers to the IPO who did not believe in the balance sheet with $2B equity cushion that was presented to them. [11]

13. A fourth relevant valuation event occurred in 2012 and is a market related test, indicates Paragon's asset value should be in the $1.8 Billion range.   In 2012, Transocean sold 38 comparable standard specification jackup rigs with a comparable average oil rig age of 35 years, all associated drilling contracts, and 3,500 employees for a total of $1.05B [12]. The prorated value for the 34 jackups transferred from Noble to Paragon Offshore would therefore have a fair market value of $939M. [13]   The 34 jackup rigs ostensibly had a higher value than the other 6 employable floaters transferred from Noble to Paragon Offshore, due to Revenue and Backlog. [14]

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[10] In December 2013, Noble gets a Private Letter Ruling (PLR) from the IRS, approving the tax free sale of 19.7% of shares via an IPO. The IPO filing at https://www.sec.gov/Archives/edgar/data/1594590/000119312513481086/d635036ds1.htm#fin635036_16 indicates that 19.7% of shares would be sold. Selling 19.7% of shares of equity that Noble valued at $2B on the balance sheet = $2B x 19.7% = $395M in tax free cash for Noble Corp.

[11] See https://www.sec.gov/Archives/edgar/data/1458891/000119312514169903/d720359dex991.htm . On April 30, 2014, Paragon Offshore abandoned the IPO of Paragon Offshore. David Williams, Noble CEO: "In light of financial market conditions, both generally and with respect to the equity markets for offshore drilling companies, we decided to eliminate the initial public offering and accelerate the completion of the separation transaction."   This appears to indicate the lack of institutional subscribers to the IPO, who did not believe in the presented $3.46B asset valuation for the 35 year old oil rigs. Noble however, did not take this market feedback to adjust their balance sheet accordingly to values that were more attractive to institutional subscribers, and instead kept presenting the same balance sheet to potential creditors and investors.   The reason for IPO abandonment, and the lack of balance sheet adjustments, needs to be investigated.

[12] See http://investor.deepwater.com/phoenix.zhtml?c=113031&p=irol-newsArticle&ID=1763442

[13] For the fair market value comparison, in 2012 Transocean sold 38 standard spec jackup rigs on the open market with average age of 35 years for $1.05B. The estimated comparable market value for each jackup is therefore $27.63M ($1.05B / 38). The 34 transferred jackups should have a fair market value of $939M ($27.63M x 34).

[14] In 2013, the jackups transferred from Noble to Paragon had 72% of total revenue and 54% of total backlog. Conversely, the transferred floaters (9 total, however 3 floaters were cold stacked for years, so only 6 floaters were employable) accounted for 28% of total revenue and 46% of total backlog. Therefore, the 9 floaters transferred from Noble could be considered worth less than the open market jackup value of $939M per the Transocean sale. So the jackups value of $939M + floater market value of less than $939M = less than $1,878M for the market value of transferred assets. See page 4 of the Amended S/1 for the pie chart showing revenue and backlog by rig type: https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.htm

14. There is potentially a fifth relevant valuation event, which is also a market related test. In 2011/2012, Noble tried to sell the some of the rigs that were eventually transferred to Paragon Offshore, but could not sell the rigs. [15] The details of this failed sale need to be investigated: did Noble agree upon a sales price? If so, that agreed upon sales price for the rigs should be compared with the asset value conveyed by Noble via the Amended S/1 balance sheet.

15. Along with the $1,097 Million in asset overvaluation per the public market test on August 4, 2014, and the multiple supportive market related tests, Noble also did not disclose all of the liabilities transferred to Paragon Offshore.

16. Noble incurred $266 Million in unpaid Mexico taxes for drilling in Mexico between 2005 to 2010, transferred these tax liabilities to Paragon Offshore, and did not disclose these liabilities to investors and creditors before the spinoff. [16]

17. Adding the difference in asset overvaluation ($1,097 Million) and the undisclosed liabilities ($266 Million) gives a total misrepresented equity value by Noble of **$1.36 Billion** for the Paragon Offshore spinoff. [17]

18. The Paragon Offshore equity value at the time of spinoff was therefore $641M. [18]

19. The percentage difference between the advertised $2B equity cushion and the $641M actual equity cushion is **103%**. [19]

20. Noble could be forgiven for a 10% or 20% difference in value, since no valuations are perfect, however a 103% difference between the advertised equity cushion and the actual equity cushion should cross the threshold of fraudulent conveyance.

---

[15] Todd Strickler's testimony, Court Doc #716 (http://www.kccllc.net/paragon/document/1610386160912000000000001) , page 5: "Prior to the Spin-off, Noble considered marketing and selling off what are now many of Paragon's assets and made significant progress on one such transaction in late 2011 and early 2012. That potential asset sale fell through in early 2012, however, and the Spin-off process subsequently began."

[16] See page 7 of Todd Strickler's testimony: http://www.kccllc.net/paragon/document/1610386160912000000000001

[17] $1,097M + $266M = $1,363M.

[18] $907M market value of equity minus $266M undisclosed liabilities = $641M for the true equity value at the time of spinoff.

[19] See the percentage difference formula at http://www.calculatorsoup.com/calculators/algebra/percent-difference-calculator.php , and enter values of $2,005M and $641M. There is a 103% difference between the two numbers.

21. If Noble appropriately valued assets and disclosed all liabilities on the balance sheet before spinoff, the equity cushion presented to investors and creditors would have been much less, and Paragon Offshore most likely would have been spun off with much less debt, which may have prevented Paragon Offshore from entering Chapter 11 so quickly during an oil market downturn.

22. If Paragon Offshore had a true $2 Billion equity cushion as advertised, instead of an actual $641 Million equity cushion at spinoff, Paragon Offshore would have been balance sheet solvent for much longer, which may have helped to prevent Paragon Offshore from entering Chapter 11 as quickly as it did, which was 17 months after the spinoff from Noble.

The Noble Pursuit

An Investigation into the Noble Spinoff of Paragon Offshore

Contact us at: investors@paragonoffshoreshareholders.com

Foreword

The Prescient Legal Analyst, Richard Goldman

Debtwire legal analyst Richard Goldman, covering the proposed Paragon Offshore restructuring in February 2016, stated the following:

"What happens if the TL lenders are successful in challenging reinstatement or plan feasibility? In either event, Paragon will have to revisit its valuation drawing board and rejigger plan recoveries. When that occurs, noteholders may not receive as lucrative a recovery as currently contemplated. In that event, unsecured creditors may then seek to challenge the Noble settlement to leverage an additional recovery for unsecureds. In that event, the UCC's would be significantly enhanced. " [1]

2

[1] See http://www.debtwire.com/info/wp-content/uploads/2016/02/PARAGON-WEBINAR-18-FEB-16-PREPARED-REMARKS.pdf

Topics of Focus

- Why did Noble spin off assets to Paragon Offshore on August 4, 2014?

- Did Noble overvalue the Paragon Offshore assets?

- Why did Noble spin off so many Petrobras floaters to Paragon Offshore?

- Why did Noble rush the Paragon Offshore spinoff, leaving $395M tax free cash on the table?

- Why did PwC do an impairment charge of $929M for Sept 30, 2014 accounting?

- Did Noble overvalue assets transferred to Paragon by $1.1 Billion?

- Did Noble commit constructive fraudulent transfer?

- Is Noble getting off too lightly with the current Noble Settlement?

3

Timeline of Key Events

Date	Event
2011 / 2012	Noble fails in attempt to sell lower spec rigs to a prospective buyer. [1]
Oct 18, 2012	Noble CEO states to analysts that Brazil is becoming a "horrible place to work." [2]
Nov 2012	Transocean sells 38 standard spec jackups, associated contracts and 3,500 employees for $1.05B.
2013	Noble is quieter on analyst calls regarding Brazil's problems, as the spinoff is being contemplated.
Sep 24, 2013	Noble announces intention to spin off standard spec jackups and Brazil floaters through an IPO. [3]
Mar/Apr 2014	Operation Lava Jato is announced, Brazil Federal Police searches through Petrobras HQ.
Apr 30, 2014	Noble abandons IPO, leaving $395M tax free cash on the table to accelerate the spinoff.
Aug 4, 2014	Noble completes spinoff of rigs to Paragon Offshore.
Feb 14, 2016	Paragon Offshore files for Chapter 11, seventeen months after the spinoff.

4

[1] Todd Strickler's testimony, Court Doc #716 (http://www.kccllc.net/paragon/document/1610386160912000000000001) , page 5: "Prior to the Spin-off, Noble considered marketing and selling off what are now many of Paragon's assets and made significant progress on one such transaction in late 2011 and early 2012. That potential asset sale fell through in early 2012, however, and the Spin-off process subsequently began.

[2] See http://seekingalpha.com/article/933281-noble-management-discusses-q3-2012-results-earnings-call-transcript?part=single

[3] See https://www.sec.gov/Archives/edgar/data/1458891/000119312513376545/d602257dex991.htm
Noble announces intention to spin off "standard spec" business through IPO. "In connection with the Separation, Noble-Swiss expects to repay certain outstanding indebtedness with payments received from Newco. Newco is expected to fund such payments to Noble-Swiss with proceeds from borrowings and, if Noble-Swiss proceeds with the initial public offering of Newco shares, its initial public offering."

What Rigs did Noble spin off to Paragon?

- 34 standard specification Jackups.
- 5 second and third generation drillships.
- 3 second generation semi-submersibles.
- 1 FPSO vessel.
- Average age of rigs was 35 years old.
- Spinoff to Paragon was completed on August 4, 2014.

Industry Overview: Offshore Rig Types


Drillship
Operates at water depths up to 12,000ft.
Semi-submersible
Operates at water depths up to 10,000ft.
Jack-Up Rig
Operates at water depths up to 500ft.

- Drillships and Semisubmersibles are called "Floaters"
- Floaters operate in deep water and requires significant subsea expertise.
- Floaters are classified by:
  - Dynamically Positioned or Anchored
  - Generation / age
- Jackups are floated out to the drilling location, have retractable legs that are lowered to the seafloor.

Image courtesy of Maersk

6

Excellent descriptions of the different types of Offshore Rigs are available at:
http://www.scmdaleel.com/category/offshore-rigs/88

Industry Overview: Floaters

Floaters are classified by their Generation, which represents age and capability:

Generation	Drillship Year Built	Semi-submersible Year Built
1st	1961 to 1970	1961 to 1972
2nd	1971 to 1979	1973 to 1979
3rd	1980 to 1985	1980 to 1985
4th	1986 to 1997	1986 to 1997
5th	1998 to 2005	1998 to 2004
6th	2006 onwards	2005 onwards
7th	2010 onwards	2015 onwards

7

Generation definitions are available at: http://www.drillingformulas.com/definitions-of-various-offshore-drilling-rig-types-and-generations/

Note: the industry has confusion over labeling 6th and 7th generations: https://www.linkedin.com/pulse/20141120152658-190135052-what-defines-the-next-generation-of-drilling-rig

Industry Overview: Jackups

Jackup Type	Description
Standard Specification	- Typically mechanically operated drilling equipment with little automation. - Operate at water depths up to 400 feet. - Can do almost the same job as high-spec rigs at a much lower rate.
High Specification	- Have modern automation systems. - Typically drill at water depths of 350 to 400 feet.
Harsh Environment	- Mainly used in the North Sea. - Can withstand harsh weather conditions.

Noble spins off Five Drillships to Paragon

Noble Name	Paragon Name	Year Built / Upgraded	Generation	Spec (K Ft) Water / Drill Depth	Location	Day Rate (K$)	Contract End Date
Noble Duchess	MDS1	1975	2nd	0.1 / 25	India	151	05/2015
Noble Leo Segerius	DPDS2	1981 / 2002 / 2011	3rd	5.6 / 25	Brazil / Petrobras	300	02/2017
Noble Muravlenko	DPDS4 [1]	1982 / 1997	3rd	4.9 / 20	X	X	Cold Stacked since Q4 2012
Noble Phoenix	DPDS1	1979 / 2009	2nd	5 / 20	Brazil / Petrobras	290	05/2015
Noble Roger Eason	DPDS3	1977 / 2005 / 2013	2nd	7.2 / 25.8	Brazil / Petrobras	347	08/2017

Drillships operate in deep water and require significant subsea expertise. The average age of spun off drillship was 35 years!

Most drillships spun off to Paragon were on Petrobras contracts and received extreme impairment charges.

[1] The DPDS4 was scrapped soon after spinoff, see
https://www.sec.gov/Archives/edgar/data/1594590/000159459015000038/a2014q4-exhibit991.htm

Noble spins off One FPSO to Paragon

Noble Name	Paragon Name	Year Built / Upgraded	Spec (K Ft) Water Depth	Location	Day Rate (K$)	Contract End Date
Noble Seillean	FSPO1	1989 / 2008	6.5	X	X	Cold Stacked since 2011

- FPSO stands for "Floating Production, Storage and Offloading" Vessel.
- Production capacity of 24,000 barrels per day and storage of 300,000 barrels.
- **Last contract was in 2010!** [1]
- Cold stacked since 2011, then spun off to Paragon Offshore in Aug 2014.
- Scrapped by Paragon Offshore in Feb 2015. [2]

10

[1] This FPSO vessel had a troubled contract history. It was acquired by Noble from Frontier Drilling, which had a Petrobras contract which ended on October 31, 2009. (See Noble July 21, 2010 8-K).

From the Noble 2010 10-K Annual Report, this was the last contract work for the FPSO: In June 2010, a subsidiary of Frontier entered into a charter contract with a subsidiary of BP, plc ("BP") for the FPSO, *Seillean*, with a term of a minimum of 100 days in connection with BP's oil spill relief efforts in the U.S. Gulf of Mexico. The unit went on hire on July 23, 2010. In October 2010, after the Macondo well was sealed, BP initiated an arbitration proceeding against us claiming the contract was *void ab initio*, or never existed, due to a fundamental breach and demanded that we reimburse the amounts already paid to us under the charter.

The FPSO could not find work after the brief employment in 2010.

[2] https://www.sec.gov/Archives/edgar/data/1594590/000159459015000038/a2014q4-exhibit991.htm

Noble spins off Three Semisubmersibles

Noble Name	Paragon Name	Year Built / Upgraded	Generation	Spec (K Ft) Water / Drill Depth	Location	Day Rate (K$)	Contract End Date
Noble Lorris Bouzigard	MSS3 [1]	1975 / 2003	2nd	4 / 25	GOM	-	Cold Stacked since 2012
Noble Therald Martin	MSS2	1977 / 2004	2nd	4 / 25	Brazil / Petrobras	270	10/2015
Noble Ton Van Langeveld	MSS1	1979 / 2000	2nd	1.5 / 25	North Sea	278	06/2015

Each of these semi-subs were moored/anchored.

[1] The MSS3 was scrapped in Feb 2015, soon after spinoff, see:
https://www.sec.gov/Archives/edgar/data/1594590/000159459015000038/a2014q4-exhibit991.htm

Noble spins off 34 Jackup Rigs

- The transferred jackup rigs were standard specification.

- Average age of transferred jackups is around 35 years.

- Jackups tend to have a longer lifespan than floaters.

- Geographic locations were Mexico, Arabian Gulf, North Sea, Africa, India.

- Noble transfers all 10 Pemex standard spec jackups to Paragon.

- *These jackups have received low impairment charges compared to the floaters from the Brazil/Petrobras region.*

12

For details on the transferred jackup rigs, see http://seekingalpha.com/article/2318685-noble-corp-complete-fleet-analysis-after-paragon-offshore-spin-off-and-commentary .
9 Pemex rigs were actively working in Mexico, and 1 Pemex rig (Noble Gene Rosser) was inactive. The Pemex contracts allowed cancellation within 30 days at Pemex's discretion.

Yet Noble keeps 4 Standard Spec Jackups...

Noble Name	Year Built / Upgraded	Spec (K Ft) Water / Drill Depth	Location	Day Rate (K$)	Contract End Date
Alan Hay	1980/2005	300/25	Arabian Gulf (UAE)	97	12/2015
David Tinsley	1981/2004/2010	300/25	Arabian Gulf (UAE)	97	12/2015
Gene House	1981/1998	300/25	Arabian Gulf (Aramco)	81	11/2015
Joe Beall	1981/2004	300/25	Arabian Gulf (Aramco)	81	11/2015

- Spinning off the Aramco jackup rigs would have given Paragon access to Saudi Aramco, a valuable customer.
- Noble blocks Paragon Offshore from access to Saudi Aramco by retaining these standard spec jackups.
- Oddly, Noble also retains the UAE jackups, in direct competition to Paragon...

13

http://www.offshoreenergytoday.com/saudi-aramco-extends-two-rig-contracts-with-noble-corp/

Comparison to the Transocean Sale

Transocean Sale - November 2012	Noble Spinoff - August 2014
• Industry leader Transocean sells 38 standard specification jackups, associated contracts, and 3,500 employees to Shelf Drilling for $1.05B [1]. • The average jackup age is 35 years, and many jackups were upgraded. • Transocean's strategy was "to improve long-term competitiveness by effectively repositioning the company as a more focused operator of high-specification drilling equipment." • Transocean divests of all standard spec jackups in its fleet to avoid conflicts of interest / becoming a competitor to Shelf Drilling. • Shelf Drilling does not need any significant deep water subsea expertise to operate its fleet.	• Noble cannot sell the assets in 2011/2012 [2]. • In 2013/2014, Noble borrows the Transocean sales pitch and calls the spinoff "standard spec", **however Noble also slips in deep water floaters mostly related to Petrobras contracts,** requiring the spinoff to retain deep water subsea expertise. The industry term "standard spec" applies to jackup rigs, not floaters which are defined by the generation and positioning (dynamic or anchored). [3] • Noble actually retains some comparable standard spec and deep water equipment, and therefore remains a competitor to the spinoff. • Noble places a Noble executive, Julie J. Robertson, on the spinoff's board of directors, even though the spinoff is technically still a competitor due to retention of similar equipment. Julie J. Robertson resigns from the Paragon board with immediate effect a week after Paragon hires restructuring advisers.

14

[1] http://investor.deepwater.com/phoenix.zhtml?c=113031&p=irol-newsArticle&ID=1763442

[2] Todd Strickler's testimony, Court Doc #716 (http://www.kccllc.net/paragon/document/1610386160912000000000001) , page 5: "Prior to the Spin-off, Noble considered marketing and selling off what are now many of Paragon's assets and made significant progress on one such transaction in late 2011 and early 2012. That potential asset sale fell through in early 2012, however, and the Spin-off process subsequently began"

[3] Todd Strickler's testimony, Court Doc #716 (http://www.kccllc.net/paragon/document/1610386160912000000000001) , page 6, section "Reason for the Spinoff": "In comparison to Paragon's standard specification drilling business, Noble's high specification drilling business requires different expertise and specialists, including, for example, significant sub-sea expertise." However - the deep water floaters requires significant sub-sea expertise as well! And in terms of asset value, Paragon was a deep water company.

Historical Impairment Charges for Spinoff

Total asset value at the time of spinoff: $2,962M

	2014 Charges	2015 Charges	Total	Percentage of Total Asset Value:
Floaters	1,059M	781.2M	1,840.7M	62.1%
Jackups		289.3M	289.3M	9.8%

- **Most of the floater impairment charges were from Petrobras drillships in Brazil.**
- Jackups had much less impairment, and no spinoff Jackups were from the Brazil region.
- From the impairment charges, floaters comprised most of the asset value at spinoff.
- **In terms of asset value, Paragon was a deepwater floater company.**
- **For investors and creditors, asset value defines the company.**

15

For the quarter ending September 30, 2014, one month after IPO, Paragon takes a $929 million, or $10.53 per diluted share, non-cash impairment charge related to Paragon's three drillships in Brazil and its cold-stacked FPSO in the U.S. Gulf of Mexico. "We concluded that the current values of our drillships in Brazil and our FPSO are higher than the current market values for similar units."

Q4 2014 results include a $130.5 million, or $1.47 per diluted share, non-cash impairment charge related to Paragon's four cold-stacked units, the Paragon MSS3, Paragon DPDS4, Paragon FPSO1, and Paragon B153 each of which the company has decided to scrap.

[3]
https://www.sec.gov/Archives/edgar/data/1594590/000159459015000158/a2015q3-exhibit991.htm

Why the Petrobras floaters in the Spinoff?

- Brazil was becoming a "horrible place to work" per the Noble CEO.
- Backlog was declining each year in Brazil from 2009 to 2013.
- Brazil's high operating costs were rising every year, affecting profitability. [1]
- Petrobras was replacing contracted drillships with their own drillships.
- The Brazil drillships were 2nd and 3rd gen which had a global oversupply.
- Petrobras was Noble's worst customer and Noble wanted out of Brazil.
- The spinoff allowed Noble to create a Transfer Sharing Agreement to migrate all Petrobras business to Paragon and completely get out of Brazil [2].
- Noble complained freely to analysts about Brazil's problems in 2012, but was quiet later in 2013 after contemplating spinning off the Brazil floaters...

16

[1] For a general overview of the conditions in Brazil before spinoff, see:
http://gcaptain.com/offshore-drilling-profitable-petrobras/
Diamond Offshore Drilling Inc. Senior Vice President Gary Krenek said on an Oct. 18, 2012 conference call that the Houston-based drilling contractor will save $40,000 a day in operating costs by moving a rig out of Brazil.

[2] See the Brazil TRANSITION SERVICES AGREEMENT:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514293927/d769173dex104.htm

Brazil is becoming "a Horrible Place to Work"

Noble Q3 2012 Earnings Conference Call

David Wilson - Howard Weil Incorporated, Research Division: You guys have a fairly large presence in Brazil and recently it seems, not only for you guys but the industry altogether, is having a more difficult time doing business down there. It seemed like a couple of years ago, everybody was touting their Brazil exposure, but now, it seems to move the other way, kind of further down in the preferences. With your new subsea facility and tracking system, have you noticed a higher number of down days in Brazil due to subsea equipment? Or is it just a matter of all the other bureaucratic and contracting terms making it seem more costly and difficult to do business down there?

David W. Williams (Noble CEO): Dave, **Brazil has been a huge source of frustration for us** over the last year or so, but more so in the third quarter. We had 3 rigs in shipyards trying to get ready to go back to work. We had 2 shipyard strikes. We've had customs on strike at different times. I think they're still on strike Mondays and Fridays. And that strike is spreading to other ports. We've had ANP on strike, the regulatory body that approves rigs moving back and forth within regimes. So that when I talked about the rigs that finished shipyard jobs and couldn't go back to work, the Segerius was finished, tested, road-tested, accepted by the customer and we could not get regulatory approval to move the rig back out the shipyard and go back to work. With what's going on down there, with the -- with what's happened with Chevron and Transocean, it looks like that has been at least remediated in the short term, but I think you're right. **Brazil is becoming a very complex and a very difficult place to work. I think it's going to continue to be there and I think — I mean, it's going to continue to be difficult. Happily, we're down to 1 rig and a shipyard.** Right now, we've got the Roger Eason in there and then we'll be -- hopefully be out of the shipyard business for a while. We do have projects coming up as we have to maintain the rigs there, but our major projects will be behind us. **So Brazil is becoming a horrible place to work.** It's -- we don't see more subsea downtime or downtime issues in Brazil than any other places. We see more rapid cost inflation and we see a lot of regulatory and labor issues.

17

The entire conference call transcript is available at: http://seekingalpha.com/article/933281-noble-management-discusses-q3-2012-results-earnings-call-transcript?part=single

Petrobras aims to replace Contracted Drillships

Noble Q4 2011 Report

"As a result of exploration discoveries offshore Brazil, Petroleo Brasileiro S.A. ("Petrobras"), the Brazilian national oil company, announced a plan to construct up to 28 deepwater rigs in Brazil and accepted bids in 2010 to construct these units from a number of shipyards and drilling contractors. A deepwater drilling rig construction industry possessing the scope and experience to efficiently address this volume of work does not currently exist in Brazil and Noble did not participate in these bids primarily because we viewed the capital risk associated with constructing a unit in Brazil as inappropriate. Petrobras awarded the first tranche of seven drillships to a Brazilian shipyard for delivery beginning in 2015. In March 2011, Petrobras cancelled the bids for the remaining 21 newbuild units. In June 2011, Petrobras issued a new tender to build 21 ultra deepwater rigs in Brazil to operate with Petrobras under 10 to 15 year contracts with drilling operations commencing within 48 months after the contract is awarded. Petrobras opened the tenders late October 2011, receiving offers for the 21 rigs from local Brazilian and Norwegian based drillers, which Petrobras is currently reviewing. Petrobras is also reviewing offers received for existing deepwater drilling units. The potential increase in supply from the Petrobras newbuilds could also adversely impact overall industry dayrates and economics." [1]

18

[1] See page 29 of the Noble Q4 2011 SEC filing:
https://www.sec.gov/Archives/edgar/data/1169055/000095012311094398/c22221e10vq.htm


Noble's Declining Backlog & Revenue with Petrobras
Petrobras Backlog/Revenue Percentages from 2010 to 2013
30%
25%
20%
15%
10%
5%
0%
2010
2011
2012
2013
Percentage of Total Backlog
Percentage of Total Annual Revenue
19

From the Noble 10-K annual reports:

Backlog and Revenue associated with Petrobras:
2010 percentage of total backlog: 26%, percentage of total annual revenue: 19%
2011: 20% and 18%
2012: 14% and 14%
2013: 9% and 12%

Declining Petrobras backlog spun off to Paragon Offshore

Noble unloaded the declining Petrobras backlog to Paragon Offshore.

Petrobras was the largest customer for Paragon Offshore at the time of spinoff, accounting for 42% of backlog for Paragon Offshore. [1]



Backlog by Customer
as of 6/30/2014

Other 28%
Nexen 4%
ADMA-OPCO 5%
Total 7%
Petrobras 42%
Pemex 14%

~2/3 of Backlog with NOCs

20

[1] See http://s2.q4cdn.com/676528692/files/doc_presentations/Barclays-CEO-Energy-Power-Conference-8-28-FINAL.pdf

Additionally Pemex accounted for 14% of backlog, and Pemex contracts allowed for cancellation for any reason with 30 days notice.

2nd/3rd Gen Floaters were in Global Oversupply

Noble CEO David Williams at Analysts dinner on Sept 10, 2013:

"As you look at standard specification floaters, there's a huge, huge pile of second and third generation floaters around the world that are 25, 30, 40, although some approach at 40 years in service and they're in various stages of repair." [1]

21

[1]
See the http://seekingalpha.com/article/1683132-nobles-ceo-hosts-analyst-dinner-and-presentation-with-management-conference-transcript?part=single

Discounted Cash Flow (DCF) Valuation

- Houlihan Lokey was Noble's financial advisor at the time of spinoff. [1]
- DCF valuation on rigs was likely used to create the enterprise value.
- DCF is not suitable when the future cash flows are unpredictable.
- Given the context of Brazil, where the majority of asset value was located, and the rig age, and that drilling capacity was being replaced by Petrobras, the future cash flows of the Brazil rigs was unpredictable.
- Due to a global oversupply of $2^{nd}/3^{rd}$ generation floaters, the transferred floaters likely would have difficulty finding work after their contracts expired.
- Noble likely did not provide the context of Brazil or the floater global oversupply to Houlihan, Barclays or Lazard when they did their DCF analysis.
- The DCF analysis performed at spinoff needs to be revisited.

22

[1] See page 6 of Todd Strickler's testimony:
http://www.kccllc.net/paragon/document/1610386160912000000000001

Was the spinoff asset valuation fair?

Given the large percentage of asset value from the worst region with dim future prospects, was the asset valuation fair?

There are at least 4 indicators that indicate Noble overvalued the spinoff assets.

Four Indicators of Spinoff Overvaluation by Noble

Indicator	Description
IPO Failure	Noble gets an IRS approval for a tax-free IPO of 19.7% of shares, valued at $395M in tax-free cash for Noble, then abandons the IPO plans on April 30, 2014, perhaps due to the lack of institutional IPO subscribers who may not have believed in Paragon's valuation.
Market Valuation	At spinoff, the market values equity at $542M less than Noble's valuation, a 46% difference.
Asset Depreciation	Assets were only depreciated 45%, for equipment averaging 35 years old.
PwC Valuation	One month after spinoff, for Sept 30 accounting PwC values 4 drillships at $929M less than Noble's valuation.

IPO Failure of Spinoff

Key Date	IPO-Related Event Details
September 24, 2013	Noble announces intention to spin off "standard spec" business through IPO, and fund such payments to Noble with proceeds from borrowings and proceeds with the IPO of Newco shares. [1]
December 30, 2013	Noble obtains IRS approval to generate $395M in tax free cash for Noble by selling 19.7% of PGN shares via IPO. [2]
Feb 11, 2014	Noble board of directors has granted approval to proceed with the IPO, registration statement (S-1) filed, spinoff CEO hired (Randall Stilley). [3]
March 24, 2014	IPO is expected the summer of 2014. [4]
April 30, 2014	Noble abandons IPO, **leaves $395M tax-free cash on the table** to accelerate spinoff via a 100% share distribution. Noble CEO says: "*In light of financial market conditions, both generally and with respect to the equity markets for offshore drilling companies, we decided to eliminate the initial public offering and accelerate the completion of the separation transaction.*" Potentially, there was a lack of institutional IPO subscribers to the spinoff IPO, who may not have believed in Paragon's valuation. [5]

25

[1] See
https://www.sec.gov/Archives/edgar/data/1458891/000119312513376545/d602257dex991.htm

[2] The IPO filing at
https://www.sec.gov/Archives/edgar/data/1594590/000119312513481086/d635036ds1.htm#fin635036_16 indicates that 19.7% of shares would be sold. Selling 19.7% of shares of equity that Noble valued at $2B on the balance sheet = $2B x 19.7% = $395M in tax free cash for Noble. See the Amended S/1 (
https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.htm#fin635036_2) filed on March 7, 2014 for the balance sheet equity value of $2B.

[3] See slide 9 of Noble's Credit Suisse Energy Summit presentation:
http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9NTMyNDQxfENoaWxkSUQ9MjE5ODkzfFR5cGU9MQ==&t=1

[4] See slide 12 of Noble's Howard Weil Energy Conference presentation:
http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9NTM3NDEwfENoaWxkSUQ9MjI2MjU5fFR5cGU9MQ==&t=1

[5] See
https://www.sec.gov/Archives/edgar/data/1458891/000119312514169903/d720359dex991.

[htm](#)

Market Equity Valuation at the Time of Spinoff

PGNPQ US Equity | 95) Compare | 96) Actions | 97) Edit
07/21/2014 - 08/04/2014 | Last Price | USD | Mov Avgs
1D 3D 1M 6M YTD 1Y 5Y Max Daily | Chart

PGNPQ US Equity

	Date	Open	High	Low	Close
Mo	08/04/2014	10.9156	11.4707	10.5359	10.7111
Fr	08/01/2014	11.2467	11.6849	10.9643	11.4707
Th	07/31/2014	11.013	12.1523	10.9546	11.1006
We	07/30/2014	11.0033	11.3441	10.8864	10.974
Tu	07/29/2014	11.3928	11.5193	11.0714	11.1201
Mo	07/28/2014	11.3635	11.6459	11.0519	11.3928
Fr	07/25/2014	11.3538	11.5096	11.0033	11.2954
Th	07/24/2014	11.6849	11.6849	11.198	11.5388
We	07/23/2014	12.1717	12.1717	11.6362	11.6849
Tu	07/22/2014	12.3178	12.5126	11.7433	12.162
Mo	07/21/2014	17.0404	17.0404	11.5875	12.1717

- Noble valued equity at $2 Billion on pre-spinoff Balance Sheet. [1]
- With 85M shares outstanding, Noble valued share price at $23.66 [2]
- On July 21, 2014, PGN shares started trading at $17.04 cents per share and quickly fell to $12.17.
- When spinoff was completed on Aug 4, 2014, shares traded at $10.71. **The market valued total equity at $907.8M at spinoff** [3]
- **At spinoff, the market valued Paragon's equity at $1.1 Billion less than Noble's claimed equity value, a 75% difference.** [4]

26

[1] The balance sheet equity value that Noble advertised before spinoff was $2,005,333,000.
See the Amended S/1 (https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.htm#fin635036_2) filed on March 7, 2014.
Paragon equity investors in the August 2014 timeframe made their investing decisions based upon the Amended S/1.
The Q2 2014 balance sheet with reduced equity value of $1.23B was only available later on August 29, 2014.

[2] The number of shares outstanding at the time of spinoff was 84,753,393, and the balance sheet equity value was $2,005,333,000. Therefore, Noble's assigned per-share value for the Paragon spinoff was $2,005,333,000 / 84,753,393 = $23.66 per share. According to Bloomberg, the PGN shares started trading on July 21, 2014 and opened at $17.04 per share, and quickly fell to $12.17 at the end of the day. By the time the spinoff was completed on August 4, 2014, the stock was trading at $10.71 per share. Clearly, the market did not agree with Noble's valuation of Paragon Offshore.

The number of shares outstanding at spinoff = 84,753,393 was reported on the Paragon 2014 Q2 SEC report:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514326877/d776671d10q.htm

[3] The Aug 4, 2014 closing price of $10.7111 X 84,753,393 shares = $907.8M for equity

value.   This is a difference of $1,096M ($2.0B - $907.8M) in equity value between the market's valuation, and Noble's claimed equity value.

[4]
Regarding strength of overvaluation claims, some courts have expressed a preference for relying on the public market if SpinCo becomes a publicly traded company upon completion of the spin transaction. The public market value of SpinCo will be most relevant for the "reasonably equivalent value" analysis when SpinCo consists entirely of the transferred assets. Said differently, the public market test will serve as a better proxy for "reasonably equivalent value" when SpinCo is an empty shell prior to the spin-off transaction.

From the Latham and Watkins whitepaper on fraudulent spinoffs:
https://www.lw.com/thoughtLeadership/LW-Backspin-Challenging-Spin-Offs-as-Fraudulent-Transfers
In the public SpinCo context, the strongest endorsement for the market price approach to valuation is the Third Circuit's decision in In re VFB v. Campbell Soup. The court noted that "absent some reason to distrust it, the market price is 'a more reliable measure of the stock's value than the subjective estimates of one or two expert witnesses.

Questionable Asset Depreciation Schedule

Noble Pro Forma Balance Sheet as of December 31, 2013

	Noble Historical	Paragon Offshore	Noble Pro Forma
Property and equipment, at cost	19,198,767	(5,383,130)	13,815,637
Accumulated depreciation	(4,640,677)	2,421,305	(2,219,372)
Property and equipment, net:	14,558,090	(2,961,825)	11,596,265

- Paragon assets had an average age of 35 years, however:
- **Paragon assets were only depreciated by 45%!** [1]
- The lack of asset depreciation helped to inflate Paragon Offshore's asset value.
- PwC was justified to perform $929M impairment charges for Sept 30 accounting against asset value.

27

[1]
See SEC filing
https://www.sec.gov/Archives/edgar/data/1458891/000119312514089399/d673519dprem14a.htm and go to page "B-3" in the "Unaudited pro forma combined balance sheet".

$2,961,825 is a 45% reduction from the original asset value of $5,383,130.

The historical impairment charges revealed that floaters comprised of at least 60% of spinoff asset value, and floaters tend to have a maximum lifespan of 30 to 40 years, and are shorter lived than jackup rigs.

On page 59 of the SEC filing, some of the equipment had upgrades: "The Company has actively invested in Paragon Offshore's assets through a disciplined capital expenditure program, spending a total of approximately $1.8 billion since January 1, 2010 to refurbish, upgrade and extend the lives of theses rigs." and likely this $1.8 billion figure was included in the "Property and equipment, at cost" figure.

However, to try to reverse-engineer the depreciation schedule Noble use, and to be very conservative, exclude the $1.8 billion upgrade charge from the at cost figure to figure their depreciation schedule: $5,383,130 - $1,800,000 = $3,583,130 is the "at cost" figure without upgrade, so the accumulated depreciation of $2,421,305 / $3,583,130 = 67% depreciated, and 35 years (average spun off rig age) divided by 67% equals a 52 year depreciation schedule for the floaters and jackups, which is very unreasonable given the typical average rig retirement age.

Page 63 and 64 of the Amended S/1 filing talks about the depreciation schedule:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.htm

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. **Estimated useful lives of our drilling equipment range from three to thirty years.**

This small depreciation number in the pro forma inflated the net property and equipment figure, which helped Paragon transfer more debt to the spinoff.

Given the average life expectancy of floaters and jackups, the relatively depreciation amounts on the SEC pro forma is very questionable.
PwC appears to be justified in writing down the asset values of the 4 drillships by $929M for Sept 30 accounting.

PwC Valuation of 4 Drillships - Sept 30 Accounting

- PwC gave a $929M impairment charge for Paragon's three drillships in Brazil and its cold-stacked FPSO in the U.S. Gulf of Mexico [1].
- The FPSO did not have a contract since 2010!
- The three Brazil drillships were 35, 33 and 37 years old in 2014.
- **The impairment charges were for Sept 30 accounting, one month after spinoff.**

Randall D. Stilley, CEO: "We concluded that the current values of our drillships in Brazil and our FPSO are higher than the current market values for similar units."

28

[1] See https://www.sec.gov/Archives/edgar/data/1594590/000119312514406535/d819132dex991.htm

Market Conditions around PwC's Devaluation

The Q3 (Sept 30) press release for the $929M impairment charge on 4 drillships was on November 10, 2014 when the oil market decline was not anticipated to be severe:

- Brent crude was around $80/barrel. [1]

- Barclays forecasted $93/barrel oil for 2015.

- Goldman Sachs forecasted $85/barrel oil for 2015.

- All 3 Brazil drillships were still under contracts.

29

[1] See the following for oil market conditions around October 29, 2014:
https://www.bloomberg.com/news/articles/2014-10-29/why-oil-prices-went-down-so-far-so-fast

Equity Value Destruction at Spinoff

- Noble advertised balance sheet equity as worth $2 Billion on the Amended S/1 filed March 7, 2014. [1]
- Paragon Offshore shares started trading on the NYSE on July 21, 2014.
- Noble completed the spinoff of Paragon Offshore on August 4, 2014.
- Paragon equity investors in August used the Amended S/1 balance sheet for valuation information, attracting value investors.
- The Paragon Q2 2014 report was filed later on August 29, 2014, showing balance sheet equity reduced to $1.23B. [2]
- For the September 30, 2014 accounting, for the month after spinoff, the $929M impairment charge by PwC helped drop balance sheet equity value down to $475M [3].

[1] See the Amended S/1 (https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.htm#fin635036_2) filed on March 7, 2014.
Investors in the August 2014 timeframe made their financial decisions based upon the Amended S/1.
The Q2 2014 balance sheet with reduced equity value was only available later on August 29, 2014.

[2] See Paragon Q2 2014 10-Q report:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514326877/d776671d10q.htm#tx776671_7

[3] See Paragon Q3 2014 10-Q report:
https://www.sec.gov/Archives/edgar/data/1594590/000156459014005619/pgn-10q_20140930.htm#N_Balance_Sheets

Owner's Equity = Assets - Liabilities.   The market mostly likely did not assume that liabilities were greater than advertised given the lack of disclosure, but that asset values were less than advertised.

[1]   See Latham & Watkins whitepaper on challenging spinoffs as fraudulent transfers: https://www.lw.com/thoughtLeadership/LW-Backspin-Challenging-Spin-Offs-as-Fraudulent-Transfers

The Ignoble Conundrum

- How can you sell assets via a spinoff IPO that could not be previously sold on the open market, and get close to your desired sale price? [1]
- If the spinoff repayment is funded mostly by unsecured debt, how can you convince the unsecured creditors to invest in the spinoff?
- Answer: you have to overvalue your assets.

32

[1] Todd Strickler's testimony, Court Doc #716 (http://www.kccllc.net/paragon/document/1610386160912000000000001) , page 5: "Prior to the Spin-off, Noble considered marketing and selling off what are now many of Paragon's assets and made significant progress on one such transaction in late 2011 and early 2012. That potential asset sale fell through in early 2012, however, and the Spin-off process subsequently began"

Debt Structure at Spinoff

Debt Instrument	Amount
2022 Unsecured Notes 6.75%	$500M
2024 Unsecured Notes 7.25%	$580M
Senior Term Loan	$650M
Total:	$1.73B

Noble was later paid for the spinoff by a $1.73B intercompany note, which was funded by the above debt issuances by the Spinco.

33

See
https://www.sec.gov/Archives/edgar/data/1594590/000119312514275181/d761533d8k.htm
for details on the term loan and unsecured notes.

For the $800M revolving loan, see Page 11 of
https://www.sec.gov/Archives/edgar/data/1594590/000119312514326877/d776671d10q.htm
On June 17, 2014, we entered into a senior secured revolving credit agreement with lenders that provided commitments in the amount of $800 million (the "Revolving Credit Facility"). Subject to the satisfaction of certain conditions, we may obtain up to $800 million of letters of credit and up to $80 million of swingline loans under the Revolving Credit Facility. The Revolving Credit Facility has a term of five years after the funding date. Borrowings under the Revolving Credit Facility bear interest, at our option, at either (i) an adjusted LIBOR, plus a margin ranging between 1.50% to 2.50%, depending on our leverage ratio, or (ii) the Base Rate, which is calculated as the greatest of (1) a fluctuating rate of interest publicly announced by JPMorgan Chase Bank, N.A., as its "prime rate," (2) the U.S. federal funds effective rate plus 0.50% and (3) the one month LIBOR Rate plus 1.00%, plus a margin ranging between 0.50% to 1.50%, depending on our leverage ratio. Issuance of Letters of Credit reduces availability to borrow under the Revolving Credit Facility.

Why Overvalue Assets in a Spinoff?

- The spinoff debt was mostly unsecured notes totaling $1.08B.

- A equity cushion has to exist before unsecured creditors will invest.

- Overvaluing assets creates a greater apparent equity cushion.

- Therefore, to spin off assets that could not be previously sold on the open market, if a parent company is to be paid by spinoff debt issuances, the parent company has to overvalue assets in the spinoff to be able to get a payment close to their deemed market value for the unsaleable assets. [1]

- Overvaluing assets allows the transfer of more debt from the parent to the spinoff.

34

[1] Todd Strickler's testimony, Court Doc #716 (http://www.kccllc.net/paragon/document/1610386160912000000000001) , page 5: "Prior to the Spin-off, Noble considered marketing and selling off what are now many of Paragon's assets and made significant progress on one such transaction in late 2011 and early 2012. That potential asset sale fell through in early 2012, however, and the Spin-off process subsequently began"

Relatively High Amount of Debt Transfer

Noble Pro Forma Balance Sheet as of December 31, 2013

	Noble Historical	Paragon Offshore	Noble Pro Forma	Percentage Transfer
Property and equipment, net:	14,558,090	(2,961,825)	11,596,265	20%
Long-term debt:	5,556,251	(1,561,141)	3,995,110	28%

- Noble transferred 20% of asset value to Paragon.
- However, Noble transferred 28% of long term debt to Paragon.
- Considering the asset overvaluation:
  - The true asset percentage transfer is even lower.
  - The debt transfer relative to asset value is even higher.

35

See SEC filing https://www.sec.gov/Archives/edgar/data/1458891/000119312514089399/d673519dprem14a.htm and go to page "B-3" in the "Unaudited pro forma combined balance sheet" for the long term debt transfer.

Who designed the Spinoff?

- Noble's Chief Financial Officer (CFO), James MacLennan, appears to be the architect of the spinoff.
- James MacLennan was the initial board member and Principle Executive Officer of Paragon Offshore and involved in the Paragon S/1 filing. [1]
- James MacLennan was the signer of the Term Loan agreement. [2]
- The CFO of a parent company (Noble) would have incentive to load up the spinoff company (Paragon Offshore) with as much debt as possible to improve the financial health of the parent company. [3]
- Between December 31, 2012 and December 31, 2013, spinoff company debt climbed from $340M to $1.56B, and then climbed to $2.27B by June 30, 2014. [4]

36

[1] See the Paragon Amended S/1 filing: https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.htm#toc635036_15
James MacLennan was the only board member for several months before the spinoff.
Notice that Noble intended to their executives David Williams, Julie J. Robertson, James A. MacLennan and William E. Turcotte as the majority of board members for the spinoff. The parent company retaining control of assets after spinoff is a badge of fraud that was used in the Tronox case.
Also see the original S/1 filing with the IRS:
https://www.sec.gov/Archives/edgar/data/1594590/000119312513481086/d635036ds1.htm#fin635036_2 , Page II-3, where James MacLennan signed as "Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director" for Paragon Offshore.

[2] See case #16-10386-CSS, Doc #438, Filed 06/07/16, "Objection of the secured term loan agent". On page 191 of 196 of the docket document, or page 143/144, James MacLennan was the signer of the Paragon term loan agreement.

[3] In fact, when the Noble CFO abruptly departed Noble on Feb 29, 2016, two weeks after Paragon entered Chapter 11, the Noble CEO David Williams said: "James has helped Noble position itself so that it can navigate the challenges facing the industry, and we wish him the best of luck in his future endeavors."

[4] See the Amended S/1 balance sheet:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.ht

m#fin635036_2

By June 30, 2014, the debt climbed to $2.27B, see:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514326877/d776671d10q.htm#tx776671_7 .

It is uncertain whether Noble intended to spinoff more debt than the $1.73B in debt at the time of the August spinoff, perhaps Noble could only find $1.73B from debt investors for the spinoff during the summer of 2014.

Did Noble commit Constructive Fraudulent Transfer?

- Constructive Fraudulent Transfer can be challenged under Section 548 of the Bankruptcy Code if it occurred within 2 years of SpinCo's bankruptcy filing. [1]
- Paragon's Chapter 11 filing occurred 17 months after spinoff from Noble.
- For a spin-off to be adjudicated a constructive fraudulent transfer, the debtor in possession or trustee must prove by a preponderance of the evidence that:
  - SpinCo (Paragon) did not receive "reasonably equivalent value" in exchange for the consideration paid to Parent (Noble)
  - SpinCo was insolvent on the date of the transfer (August 2014)
- Section 101(32)(A) of the Bankruptcy Code defines "insolvent" for entities such as corporations and individuals as the "financial condition such that the sum of such entity's debts is greater than all of such entity's property, at fair valuation." [2]
- The "fair value" of a debtor's assets is the fair market price that could be obtained if the assets were sold in a prudent manner in a reasonable period of time [3].
- The IRS definition of "fair market value" is the price that property would sell for on the open market. It is the price that would be agreed on between a willing buyer and a willing seller, with neither being required to act, and both having reasonable knowledge of the relevant facts. [4]

37

[1] See Page 2, section "Statute of Limitations" https://www.lw.com/thoughtLeadership/LW-Backspin-Challenging-Spin-Offs-as-Fraudulent-Transfers
This L&W article mentions the Noble spinoff of Paragon Offshore on Page 1.

[2] See Section "What constitutes insolvency under the Bankruptcy Code?"
https://business-finance-restructuring.weil.com/valuation/the-statutory-definition-of-insolvent-part-one/

[3] Above Weil article, section "How does the balance sheet test work?"
Notably, the Bankruptcy Code never defines the qualifiers "fair valuation" or "fair value," leaving it to the bankruptcy courts to determine on a case by case basis the proper methodology or market benchmark by which a debtor should be valued.

Fair Market Value of Transferred Assets

- Paragon paid $1.73B via debt for 34 standard spec jackups and 9 floaters, 2,500 employees, associated contracts plus the previous tax liabilities.

- The transferred Mexico tax liabilities alone were $266M for years 2005 to 2010. [1]

- The consideration Paragon paid to Noble was therefore $1.73B + $266M = $1,996M.

- For the fair market value comparison, in 2012 Transocean sold 38 standard spec jackup rigs on the open market with average age of 35 years, 3,500 employees and associated contracts for $1.05B. The estimated comparable market value for each jackup is therefore $27.63M ($1.05B / 38).

- The 34 transferred jackups should have a fair market value of $939M ($27.63M x 34).

- **Constructive Fraudulent Transfer can be answered by one of these questions:**

  - Could Paragon have sold the transferred rigs for $1,996M on the open market immediately after spinoff?

  - Did Paragon receive $1,057M in value ($1,996M - $939M) for the 9 floaters?

  - **More simply, were the 34 jackups worth more than the 9 floaters, where one-third of the floaters were cold-stacked for years and unemployable?**

38

[1]
Page 7 of Todd Strickler's testimony:
http://www.kccllc.net/paragon/document/1610386160912000000000001
Paragon had estimated potential Mexican tax assessments totaling approximately $266 million on income and value added taxes for the period between 2005 and 2010, attributable to Paragon pursuant to the TSA.



Were the 34 Jackups worth more than the 9 Floaters?

When considering Revenue and Backlog before spinoff, the jackups were worth more than the floaters: [1]

Pro Forma Contract Drilling Services Revenue by Rig Type

Floaters 28%
Jackups 72%

Pro Forma Contract Drilling Services Backlog by Rig Type

Floaters 46%
Jackups 54%

Therefore, there may be constructive fraudulent transfer when considering comparable market sales:

- Jackup value of $939M + floater market value of less than $939M = less than $1,878M for market value of transferred assets.
- The consideration Paragon paid to Noble was $1,996M.
- $1,878M is less than $1,996M, which indicates constructive fraudulent transfer.

39

[1] See page 4 of the Amended S/1 for the pie chart:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.htm
The revenue and backlog was from the year 2013, before the spinoff.

For the backlog near the time of spinoff, see Page 22 in the Paragon Q2 2014 report:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514326877/d776671d10q.htm
Jackups still had a larger backlog than the floaters.

Evidence the 34 Jackups were worth more than the 9 Floaters

- One third of the transferred floaters were cold-stacked for years and unemployable:
  - *The FPSO last worked in 2010 and was cold stacked since 2011.*
  - *The DPDS4 drillship and MSS3 semisub were cold stacked since 2012.*
- The DPDS1/2/3 drillships and MSS2 semisub were working in the declining Brazil region with high operating costs, affecting drilling profitability.
- The MDS1 drillship was low spec and had low dayrates in India.
- The MSS1 semisub was in the decent North Sea location.
- Gen 2 and Gen 3 floaters were in global oversupply, with a good chance of not finding contract work after the current contract was finished.
- Transocean was unable to spin off 8 older floaters in 2014. [1]
- Most of today's asset value is in the jackup rigs, and very little value is in the older floaters.

40

[1] See http://www.offshore-technology.com/news/newstransocean-to-spin-off-eight-offshore-rigs-to-create-new-company-4259397 for the May 2014 Transocean floater spinoff announcement.
Later in the fall of 2014, the spinoff failed due to lack of interest in the older floaters: http://seekingalpha.com/article/2668415-will-caledonia-offshore-help-transoceans-stock-price


Paragon admits future was brighter for Jackups than Floaters
Differences Between Floater and Jackup Markets
PARAGON
OFFSHORE
Fixtures for UDW Rigs > 7,500'
Ultradeepwater Floater Markets
Few fixtures over last 12 months and downward day rate trend
Demand governed by relatively few customers (supermajors, Petrobras) who have alternative uses for capital (e.g., Lower 48 onshore)
Supply of 91 units scheduled for delivery between now and 2020; built largely by established drilling contractors (50) or for Petrobras (29)
Fixtures for International ILC Jackups
International Jackup Markets
Many fixtures over last 12 months at flat rates
Many more jackup customers vs. floater customers; not nearly as many opportunities to redeploy capital away from offshore; additional demand projected
Supply of 147 units scheduled for delivery between now and 2017
Newbuild rigs largely ordered by financial speculators (more than 50%) looking to sell
41

See slide 19 of https://www.sec.gov/Archives/edgar/data/1594590/000119312514435445/d834172dex991.htm
The data in the graphs start on August 1, 2013, one year before spinoff, and end around the October 2014 timeframe.

Another Potential Comparable Market Sale

- Paragon testified that Noble tried to sell some spinoff assets in 2011/2012. [1]
- If the sales price was agreed upon with the prospective buyer, but the transaction failed due to other reasons, this transaction information could:
  - **Establish what Noble really thought the rigs were worth**.
  - Help compare the agreed-upon sales price of these rigs to the rig values that Noble and Houlihan Lokey assigned and presented to the Paragon creditors.
  - Help establish what rigs were actually saleable.

42

[1] Todd Strickler's testimony, Court Doc #716 (http://www.kccllc.net/paragon/document/1610386160912000000000001) , page 5: "Prior to the Spin-off, Noble considered marketing and selling off what are now many of Paragon's assets and made significant progress on one such transaction in late 2011 and early 2012. That potential asset sale fell through in early 2012, however, and the Spin-off process subsequently began."

Severity of Constructive Fraudulent Transfer

- Committing constructive fraudulent transfer typically incurs severe damage awards.

- All creditors are usually entitled to full recovery.

- Treble damages may be awarded.

- Damage awards are payable by Noble to Paragon Offshore and its creditors.

43

Other Fraudulent Transfer Considerations

Constructive fraudulent transfer cases can result in valuation fights.
Therefore the following needs to be considered:

- The transferred tax liabilities from other regions, including Brazil.
- Other liabilities from previous Noble actions, including penalties for bribery.
- Petrobras is now well known to have been a pay-to-play organization.
- The penalties for Petrobras bribery are severe, including contract cancellations and heavy government fines.
- Noble transferred all liabilities related to previous Brazil activities for the many Petrobras floaters that were transferred to Paragon. [1]

44

[1] For the liabilities transfer from Noble to Paragon, reference the Master Separation Agreement:
https://www.sec.gov/Archives/edgar/data/1594590/000119312514293927/d769173dex21.htm
On page 11, "Paragon Liabilities" include "the operation of the Paragon Business, as conducted at any time prior to, on or after the Distribution Date;" where "Paragon Business" includes "construction, shipyard, engineering or similar activities (including, without limitation, activities involving or relating to any repair, survey, inspection, upgrade, or modification of a rig or platform) relating to the Paragon Rigs".

The suspicious timing of the Spinoff Acceleration

The spinoff was accelerated soon after Operation Lava Jato / Car Wash was announced in Brazil.

Date	Event
Feb 11, 2014	Noble CEO presents the "Paragon Offshore Spinoff Update" at Credit Suisse Energy Summit: Spinoff remains **on track to complete by end of 2014**. [1]
March 17, 2014	Lava Jato / Operation Car Wash goes public in Brazil. [2]
March 24, 2014	Spinoff update at Weil Conference, IPO should be ready in the summer. [3]
April 11, 2014	Brazil's Federal Police (PF) launches second phase of Lava Jato, makes searches at Petrobras headquarters for corruption intel and they do not need warrants to search. [4]
April 30, 2014	Noble abandons spinoff IPO, leaves $395M tax-free cash on the table to accelerate the spinoff via a 100% share distribution. [5]

45

[1] See slide 9 of the Credit Suisse Conference Presentation: http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9NTMyNDQxfENoaWxkSUQ9MjE5ODkzfFR5cGU9MQ==&t=1

[2] See http://riotimesonline.com/brazil-news/rio-politics/brazil-arrests-24-in-money-laundering-operation/

[3] See slide 12 of the Weil Conference Presentation: http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9NTM3NDEwfENoaWxkSUQ9MjI2MjU5fFR5cGU9MQ==&t=1

[4] See https://translate.google.com/translate?hl=en&sl=pt&u=http://www1.folha.uol.com.br/poder/2014/04/1439147-pf-cumpre-21-mandados-de-prisao-na-2-fase-da-operacao-lava-jato.shtml&prev=search

[5] See https://www.sec.gov/Archives/edgar/data/1458891/000119312514169903/d720359dex991.htm

Why accelerate the spinoff if there was Petrobras bribery?

- Most of the spinoff asset value was tied to Petrobras drillships. [1]
- Noble's contracts with Petrobras could be canceled in cases of bribery. [2]
- Petrobras contract cancellations would destroy the spinoff value.
- Petrobras has also canceled contracts due to how favorable the contract was to the contractor [3].
- The DPDS2 and DPDS3 Petrobras contracts were unusual in that Noble was paid $90K per day while the drillships were in the shipyard getting upgrades. [4]

46

[1] Reference the impairment charges which revealed the underlying asset value for Paragon rigs.

[2] See https://fd.nl/binaries/32/75/39/lees-smb-board-meeting-pdf.pdf
Suffice to say if there are FCPA or OECD related breaches here, yes we are in breach under the contracts, two of our Petrobras contracts made reference to FCPA and two of our most recent pilots, Pilots 3 and 4, all of the Chevron and Exxon contracts make specific reference to breaches. We, of course, have to notify clients, it is a terminable offence, and it's up to the clients, of course. And likewise, yes, with Noble as well.   So we are technically in breach, if we are making a list of problems, and in breach again by not informing each of our clients.

[3] For the Ensco DS-5 contract cancellation See Page 21 of
https://www.sec.gov/Archives/edgar/data/314808/000031480815000186/esv-6302015x10q.htm
While conducting our most recent compliance review, we became aware of an internal audit report prepared by Petrobras, after media reports surfaced regarding its contents. The audit report alleges irregularities in relation to DS-5 - specifically, that Petrobras overpaid under the DS-5 drilling contract, purportedly because the terms of the DS-5 contract were more favorable to Pride than the terms that Petrobras had negotiated with other offshore drilling contractors during that time. We believe this allegation by Petrobras is inaccurate, as publicly available data show that the DS-5 contract terms were comparable to other contracts signed by Petrobras in late 2007 and early 2008. We have provided this information to Petrobras as relevant to their internal audit report. Petrobras submitted its

internal audit report to Brazilian governmental authorities, who have subsequently requested a copy of the DS-5 drilling contract from Petrobras.

[4]
http://www.prnewswire.com/news-releases/noble-corporation-adds-40-billion-in-prospective-revenue-backlog-from-five-deepwater-rigs-in-brazil-57331277.html
David Williams, CEO of Noble: "These upgrades, which are designed to enhance the reliability and operational performance of the rigs, are estimated to cost approximately $175 million per ship and will take each rig out of service for about 150 days. We are also pleased that Petrobras saw the value in our upgrade plans and decided to support the program by paying $90,000 per day for up to 150 days for each rig's scheduled shipyard stay."

Where could have Petrobras bribery occurred?

- The DPDS2 and DPDS3 drillships were upgraded in the Keppel BrasFELS shipyard. [1]

- The drillships might only get future Petrobras work if they were upgraded.

- The upgrade contracts were signed around 2009.

- Zwi Skornicki was the Brazil commercial agent for Keppel since the 1990s.

- Zwi Skornicki supplied $40M to Petrobras directors between 2003 and 2013. [2]

- Whether Noble committed fraud with a commercial agent is still TBD.

47

[1] See http://www.kepcorp.com/en/news_item.aspx?sid=2180

[2] See
https://translate.google.com/translate?hl=en&sl=pt&u=http://veja.abril.com.br/economia/empresa-asiatica-keppel-fels-diz-que-vai-rever-contrato-com-operador-do-petrolao/&prev=search
"Keppel Fels, investigated for paying kickbacks in contracts with Petrobras in the new phase of Operation Lava Jato, is reviewing its contract with Zwi Skornicki, the company's commercial representative in Brazil since the 1990s through Eagle of Brazil. According to the document of the awarding agreement of Pedro Barusco, former executive manager of Petrobras and former director of Sete Brasil, Skornicki would have provided almost 40 million dollars to supply Petrobras 'directors' accounts and PT's cashier between 2003 and 2013."

US FCPA versus UK Bribery Act

US Foreign Corrupt Practice Act (FCPA) of 1977	UK Bribery Act of 2010
• Applies to bribing foreign officials. • Applies only to persons giving or offering a bribe and not to those accepting one. • Most commercial agents related to Petrobras were not foreign officials, and commercial agents are the receivers of bribes.	• Applies to bribes offered or given to <u>any person.</u> • An offence to request, to agree to receive, or to accept a bribe. • Noble Corporation Plc is a UK company. • Foreign subsidiaries of UK companies are also subject to the UK Bribery Act [1]. • Rolls Royce, a UK company, recently had to pay $809M in fines related to Petrobras bribery [2].

48

See the following link for more details of the differences between the US FCPA versus the UK Bribery Act:
http://www.acc.com/legalresources/quickcounsel/UKBAFCPA.cfm

[1] https://www.paulweiss.com/media/110677/ukbriberyactr10withcover.pdf
Page 6:
Companies or partnerships registered in the U.K. should take note of the extra-territorial reach of the Bribery Act.

A company or partnership can commit the corporate offense of failure to prevent bribery if an "associated person" bribes another person anywhere in the world to obtain or retain business or a business advantage for that company or partnership.

A foreign subsidiary of a U.K. company or partnership (or any other "associated person" providing services for or on behalf of the company/partnership) can cause the U.K. parent to become liable for a corporate offense when the subsidiary (or other "associated person") commits an "active" general or FPO offense in the context of performing services for the U.K. parent.

If the foreign subsidiary (or other "associated person") were acting entirely independently, arguably, it would not cause the U.K. parent to be liable for failure to prevent bribery as it would not then be performing services for the U.K. parent. However, that is a fine distinction that should not be relied upon given: the number of contrary arguments that can be made (e.g., any act that benefits a subsidiary must benefit a parent); the untested status of the argument; and because the U.K. parent might still be liable for the actions of its subsidiaries in other ways such as false accounting offenses or under the Proceeds of Crime Act 2002.

[2]
http://plus55.com/brazil-business/news/2017/01/rolls-royce-corruption-brazil-809m-fine

Keeping Secrets Secret

Waiver of Jury Trial Agreement in the Existing Noble Settlement

Section 9.7. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

49

See the Noble Settlement details:
https://www.sec.gov/Archives/edgar/data/1594590/000159459016000221/noblesettlementagreement.htm

Keeping Secrets Secret, Continued

James MacLennan (Noble CFO & Spinoff Architect) mentions in Paragon's Amended S/1:

"Certain provisions in our articles of association are intended to have the effect of delaying or preventing a change in control of us or changes in our management. For example, we expect that our articles of association will include provisions that establish an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors; and provide that vacancies on our board of directors may be filled only by the approval of a majority of directors then in office. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our shareholders."

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[1] See https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.htm

An English barrister reviewed the Paragon Offshore articles of association and noted the following:

"It should also be noted that Paragon's articles impose a quorum requirement of at least two thirds of the shares entitled to vote (either in person or by proxy) in the context of a resolution to remove a serving member of the board, and that any meeting requisitioned at the request of members shall be dissolved (rather than adjourned) in the event that the required quorum is not achieved. **This is a highly unusual provision.**"

James MacLennan's Abupt Departure

James MacLennan was the Noble CFO and the initial board member for Paragon Offshore, long before the other Paragon board members joined. He is likely the main architect of the Paragon Offshore spinoff. As the Noble CFO, he likely designed the Paragon spinoff for the maximum financial benefit of Noble.

Feb 14, 2016	Paragon Offshore files for Chapter 11, seventeen months after the spinoff. [1]
Feb 29, 2016	Noble CFO James MacLennan resigns abruptly. [2] Noble CEO David W. Williams states: "James has helped Noble position itself so that it can navigate the challenges facing the industry, and we wish him the best of luck in his future endeavors." [3]

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[1] See https://www.sec.gov/Archives/edgar/data/1594590/000114036116052794/form8k.htm

[2] See https://management-change.com/noble-cfo-james-maclennan-resigns-abruptly-the-best-of-luck-2/3428

[3] See https://www.offshoreenergytoday.com/noble-cfo-calls-it-quits/

Badges of Fraud

The following badges of fraud were also considered in the Tronox case: [1]

- The debtor retained possession or control of the property transferred after the transfer. [2]
- The transfer or obligation was disclosed or concealed. [3]
- The transfer was of substantially all the debtor's assets.
- The value of the consideration received by the debtor was reasonably equivalent to the value of the asset transferred or the amount of the obligation incurred. [4]
- The debtor was insolvent or became insolvent shortly after the transfer was made or the obligation was incurred.
- The transfer occurred shortly before or shortly after a substantial debt was incurred.

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[1] See slide 41 of http://media.straffordpub.com/products/tronox-v-kerr-mcgee-game-changing-ruling-on-fraudulent-transfer-and-spin-offs-to-shed-legacy-liabilities-2014-02-12/presentation.pdf

[2] Before the spinoff, Noble intended to have executives David Williams, Julie J. Robertson, James A. MacLennan and William E. Turcotte as the majority of board members for the spinoff, and therefore intended to retain control of the property transferred. See the Paragon Amended S/1 filing: https://www.sec.gov/Archives/edgar/data/1594590/000119312514089393/d635036ds1a.htm#toc635036_15
Later, only Julie J. Robertson stayed on the Paragon board until September 2015. However, Noble ensured that their selected Board of Director members and management stayed in place by putting in highly unusual provisions in the Paragon Offshore Articles of Association designed to prevent shareholders from being able to change their chosen Board of Directors.

[3] The $266M obligations for the Mexico tax liabilities for 2005 to 2010 was not disclosed to Paragon investors and creditors before the spinoff.

[4] Per the research in this presentation, the consideration paid (around $2B+ in debt and liabilities) exceeded the market value of the assets ($1.88B). In other words, immediately after spinoff, Paragon could not have sold the assets on the open market and covered their debt and liabilities obligations.

The Existing Noble Settlement

- Helps with bonding for Mexico tax issues. [1]
- Assumes certain tax obligations with Mexican taxes.
- Releases Noble from Fraudulent Transfer claims.
- Indemnifies both Noble and Paragon Directors. [2]
- May be worthless to Paragon now due to:
  - Mexico not being a focus region anymore per POR3.
  - Recent plans to scrap the associated Pemex drilling rigs.
  - Potential restructuring away of Mexico-related corporate entities.

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[1] Full details of the current Noble settlement are available at:
http://www.kccllc.net/paragon/document/1610386160912000000000001
https://www.sec.gov/Archives/edgar/data/1594590/000159459016000221/noblesettlementagreement.htm

[2] See the Term Lenders feedback, Case 16-10386-CSS Doc 438 Filed 06/07/16
Point #72:
The Disclosure Statement asserts that “although certain members of the Debtors’ current management were formerly affiliated with Noble, the Debtors’ current management is not affiliated with Noble and does not receive any benefit from the releases provided pursuant to the Noble Settlement Agreement.” Disclosure Statement at 29. This statement is unequivocally false and is clearly misleading and directly contrary to the terms of the Noble Settlement Agreement. The beneficiaries of the Debtors’ release in the Noble Settlement Agreement include former directors and officers of Noble, including individuals who are members of the Debtors’ current management. The Noble Settlement Agreement even broadens that release to encompass actions by Paragon directors during their time at Paragon: “Without limiting the foregoing, the Release shall include any Noble Releasee that acted as a director of Paragon in such Noble Releasee’s capacity as a director of Paragon.” Noble Settlement Agreement § 2.1(a)
(Plan Supplement, Exhibit D - which was redacted).

Point #76:
The Debtors made a misleading and patently false statement about the Debtors’ management team not being benefited by the release in the Noble Settlement Agreement,

even though members of the management team will in fact be beneficiaries of the release. This too raises doubts about the Debtors' good faith in connection with the Plan (as well as the propriety of the Debtors' solicitation of votes).

Richard Goldman, Legal Analyst, continued:

"Back in October 2015, Debtwire's legal analyst team examined Paragon's August 2014 USD 1.7bn spinoff from Noble Corp. As part of its analysis, the legal team reviewed the fraudco elements under Bankruptcy Code section 548 and compared Noble's spinoff of Paragon to Anadarko's 2006 spinoff of Tronox. Opposite of Paragon, Tronox actually challenged its spinoff after filing for bankruptcy in 2009, which resulted in Judge Gropper of the SDNY issuing a damages award ranging from USD 5.15bn to USD 14.46bn.

Although Paragon or any other party in interest could attempt to argue that the Noble spinoff set Paragon to fail, crippling it with unserviceable debt and subpar assets for the sole benefit of Noble in an effort to evade its creditors, Paragon appears to be taking the path of least resistance and settling. **My problem with the settlement is the consideration**. Given the spinoff saddled Paragon with almost USD 2bn in debt, the contingent tax liability assumption, which at worst would only accrue to, I'm sure Paragon will be prepared to argue that fraudco spinoff litigation is timely, intensive, costly, unpredictable and disttens of millions of dollars, coupled with Noble receiving a comprehensive buffet of releases, **just seems light**."

"But that is where a creditors' committee typically comes into play - to provide a balance that checks against Paragon's possibly hasty settlement with Noble."

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[1] See pages 4 to 5: http://www.debtwire.com/info/wp-content/uploads/2016/02/PARAGON-WEBINAR-18-FEB-16-PREPARED-REMARKS.pdf

Even Noble agrees...

Noble 2016 Annual Report:

On January 18, 2017, Paragon Offshore announced that it had reached an agreement in principle with an ad hoc committee of secured debt holders on a term sheet to support a new bankruptcy plan. The term sheet contemplates that the existing settlement agreement between Noble and Paragon Offshore will be adopted under the new bankruptcy plan. Paragon Offshore also stated that it will seek to obtain court approval of the new bankruptcy plan as soon as possible in the first half of 2017. **Paragon Offshore's unsecured creditors are not parties to the agreement in principle, and have formed an ad hoc committee which we expect to oppose Paragon's new bankruptcy plan, including our settlement agreement.** There can be no assurance that the bankruptcy court will ultimately approve our settlement agreement with Paragon Offshore or Paragon Offshore's bankruptcy plan or that our settlement agreement will continue to be a part of their bankruptcy plan. If for any reason the agreement is not approved by the bankruptcy court or included in their plan or Paragon Offshore fails to exit bankruptcy, **Paragon Offshore or its creditors could become adverse to us in any potential litigation relating to the Spin-off, including any alleged fraudulent conveyance claim in connection with the creation of Paragon Offshore as a stand-alone entity.**

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In the Noble 2016 10-K annual reprot, see Page 14 of https://www.sec.gov/Archives/edgar/data/1458891/000162828017001689/nefy201610-k.htm

Conclusion

Both shareholders and creditors were defrauded by Noble due to at least a $1.1 Billion overvaluation of Paragon Offshore equity, and by Noble not disclosing the magnitude of the Spinoff's Mexico tax liabilities of $266M or the magnitude of Brazil's problems.

Constructive fraudulent transfer may have occurred, entitling creditors to a full recovery.

Equity and creditors need to work together to pursue a better Noble Settlement.

Now is the time for a Noble pursuit.

EXHIBIT E
BOARD OF DIRECTORS OF PARAGON OFFSHORE, PLC. RESPONSE TO REQUISITION LETTER



Mr. Marcel de Groot
Graaf Van Egmontstraat 35A
2000 Antwerpen
Belgium

Mr Michael Richard Hammersley
706 N.Eugene St. A4
Greensboro, North Carolina 27401

10 March 2017

Dear Sirs

Paragon Offshore Plc ("Paragon")

We refer to your letter dated February 22, 2017 pursuant to which Marcel de Groot and Michael Richard Hammersley have requested a general meeting for the purpose of proposing:

(A) a special resolution to amend articles 73, 118 and 130 of Paragon's articles of association (the "**Articles**") and delete Article 74; and

(B) ordinary resolutions to appoint Randall D. Stilley, Mark B. Slaughter and Robert Joe Tondu to the board of directors of Paragon Offshore Plc (the "**Board**") and remove J. Robinson West, Thomas L. Kelly II, William L. Transier, Anthony R. Chase, John P. Reddy and Dean E. Taylor from the Board.

1. Request for general meeting

As you note in your letter, "*the Board is required to call a general meeting of Paragon if it receives requests to do so from members representing at least 5% of the paid-up capital of Paragon as carries the right of voting at general meetings*", pursuant to section 303 of the Companies Act 2006 ("**CA 06**").
Section 112 CA 06 provides that, in addition to the subscribers of a company's memorandum, "*every other person who agrees to become a member of the company, and whose name is entered in its register of members, is a member of the company*" (emphasis added).
We enclose a copy of Paragon's register of members as at February 22, 2017. The register does not include Marcel de Groot and Michael Richard Hammersley in the list of registered members.
It follows that Marcel de Groot and Michael Richard Hammersley did not, as at February 22, 2017, have any right to requisition a general meeting under section 303 CA 06 (or otherwise). It also follows that the Board is not obliged to convene a general meeting of Paragon. In the circumstances, the Board does not intend to call such a meeting.

2. SEC requirements

If any of Paragon's members request that the Board circulates a statement to members pursuant to section 314 CA 06 (a "**Members' Statement**"), the Board understands that any such Members' Statement will need to be approved by the U.S. Securities and Exchange Commission (the "**SEC**") before its circulation.
It follows that, if any member validly requests the Board: (i) to call a general meeting; and (ii) to circulate a Members' Statement in connection with the general meeting, the Board will need to consider carefully whether the relevant member has obtained any necessary SEC approvals. Naturally, the Board will need to

consider whether the necessary SEC approvals have been obtained before it can properly determine if it is lawfully able to send a notice of a general meeting accompanied by the Member's Statement. Please note that Paragon will only meet the costs of distributing the notice of general meeting and the Members' Statement to registered members.

3. Paragon directors' duties

As disclosed in the Disclosure Statement for the Third Joint Chapter 11 Plan of Paragon Offshore plc and its Affiliated Debtors (D.I. 1093) (the "**New Disclosure Statement**"), the total debt of Paragon and its affiliated debtors (together, the "**Debtors**") is approximately $2.44 billion and the estimated amount of value to be distributed to creditors under the Third Joint Chapter 11 Plan of Paragon Offshore plc and its Affiliated Debtors (D.I. 1092) (the "**New Plan**[1]") is approximately $1.07 billion.

There is therefore a gap of approximately $1.37 billion before the members receive any recovery on their equity interests. As the members have no economic interest in the Debtors and value breaks clearly in the debt, the Board has been advised that it must act in the best interests of Paragon's creditors. At this stage, the Board considers that progressing the New Plan provides the best outcome for creditors.

The Board therefore has a duty to progress and seek confirmation of the New Plan and to take steps to prevent the members from taking action which might prevent or disrupt the confirmation and implementation of the New Plan.

Any new directors appointed to the Board would have exactly the same duties as the current directors.

4. UK Administration of Paragon

The New Plan contemplates Paragon entering UK administration, primarily in order to implement the transfer of the Reorganized Debtors (as defined in the New Plan) to the creditors.

If the members submit a valid request for a general meeting of Paragon to replace the Board with new directors who do not support the New Plan, the Board will take action to put Paragon into administration before the date of the general meeting.

Once administrators are appointed, they will have the power to postpone the general meeting and appoint or remove any directors in order to allow Paragon to finalize and seek confirmation of the New Plan and, upon confirmation, take all steps required to implement the New Plan.

We will notify members and creditors of the date of the administration application hearing once a date has been fixed; however, you should note that merely receiving notice of the administration application hearing does not mean that you will be granted standing by the court should you decide to attend the hearing.

---

[1] New Plan includes any amended or modified plan as a result of further discussions with creditors.

5. Conclusion

The members have nothing to gain by attempting to disrupt the restructuring by replacing the Board or opposing the administration of Paragon. This would only increase the costs already incurred by the members in relation to the restructuring and cause further unnecessary damage to the value of the Debtors' estates. For the reasons set out above, the Board is obliged to take all steps necessary to prevent this happening.

Yours faithfully

J. Robinson West
Chairman of the Board
On behalf of Paragon Offshore Plc

EXHIBIT F

REPLY TO THE BOARD OF DIRECTORS OF PARAGON OFFSHORE, PLC.

Paragon Offshore Plc
J. Robinson West
Chairman of the Board
20-22 Bedford Row
London
WC1R 4JS

Antwerp, March 15, 2017

Dear Sirs,

We refer to your letter dated March 10th, 2017 in reply of our request to call a general meeting for the purpose as explained in or letter dated February 22, 2017.

You deny our request for a General Meeting based on Section 112 CA 06 that states that in order to require a General Meeting our names must be on the register of the Members of the company.

You enclosed to your letter a copy of the register of members as at February 22, 2017.   Earlier copies received from the register show to be exactly the same as the most recent version you provided.

Both Michael Hammersley as myself have taken numerous steps to get our shares listed on the register but every effort to do so has failed.   So far these steps have failed and we will document our efforts at a future time.

It seems to be the case that from the moment of the creation of the company the shares have been in the name of Cede & Co.

You, and the rest of the BOD, will understand that this situation has never been the intention of the lawmaker in the U.K.

In order to put unnecessary costs on to the Company with an additional lawsuit in the U.K. demanding a Court order to organize the General Meeting we ask you to:

a. Call the General Meeting as requested.
b. Instruct us on the steps to take to have the shares in our name on the register.
c. Use your power as chairman of the BOD to get our shares in our name on the register of the company.

With regards to the SEC requirements you mention in your letter we inform you that we have checked your claim with the SEC and received information that such requirements do not exists.

In any case the Company, if it so chooses to do, has enough time to do this and can already start this process because our statement will remain the same.

You also refer to Paragon Directors' duties by stating that a gap of approximately $1.37 billion exists between the Company's debt and value to distribute to creditors.

It's good to see that the gap actually declined since presenting POR2 to the Courts of Delaware.   You might even conclude that a large part of the liquidity that was required by Judge Sontchi in his ruling has already been found.

It speaks for itself that we differ on this valuation and it's also clear that the BOD is not making any effort to find a solution as per the ruling of Judge Sontchi.

It's also is clear that the gap between assets and liabilities has mainly be caused by a transfer of assets from Noble Corp that must been depreciated by $926 million within one month after the spin-off of these assets by Noble Corp.

It's also notable that there are companies operating in the energy sector with negative equity without the need of a complete equity wipeout.

You're completely wrong to state that the BOD, and as such also new members, will have a duty to seek confirmation of the New Plan.

The duties of the BOD is to put a plan together that creates the most value for all stakeholders.

That you have given up on these duties is more than clear in your reply with regards to a UK Administration of Paragon, which is quiet shocking to read but we don't believe this letter is the place to handle this matter.

Therefore we ask you to inform us within 48 hours with regards to our demands.

   a.   Call the General Meeting as requested.
   b.   Instruct us on the detailed steps to take to have the shares in our name on the register.
   c.   Use your power as chairman of the BOD to put our shares directly in our name on the register of the company.

Yours truly,

Michael Richard Hammersley,   Marcel de Groot,

<u>EXHIBIT G</u>

SECOND RESPONSE FROM THE BOARD OF DIRECTORS OF PARAGON OFFSHORE, PLC.



PARAGON
OFFSHORE

Mr. Marcel de Groot
Graaf Van Egmontstraat 35A
2000 Antwerpen
Belgium

Mr Michael Richard Hammersley
706 N.Eugene St. A4
Greensboro, North Carolina 27401

22 March 2017

Dear Sirs

Paragon Offshore Plc ("Paragon")

We refer to your letter dated March 15, 2017. We adopt the capitalised terms defined in our letter dated March 10, 2017.

1. Request for general meeting

As explained in our previous letter, the Board has no obligation to call a general meeting as you have requested. The Board is only required to call a general meeting upon receiving requests from members (representing at least 5% of Paragon's paid-up capital as carries the voting right at general meetings) appearing on Paragon's register of members.

As you will appreciate, we have no precise information as to how you hold your interests in Paragon. We are unable to instruct or advise you on how to convert those interests into registered shareholdings, or whether that is even possible, as that is a matter between you and the persons through whom you hold your interests. We suggest that you speak to your broker or seek independent advice on this matter.

2. SEC requirements

Our position with respect to the requirements of the SEC remains as set out in our last letter.

It follows that, if the Board receives a valid request from any member to (i) call a general meeting; and (ii) circulate a statement to members in connection with the general meeting, the Board will need to consider carefully whether the relevant member has obtained any necessary SEC approvals. Again, we suggest that you seek independent advice on this matter.

We note that the Schedule 13D you recently filed with the SEC concerning your ownership of Paragon shares is deficient because you did not include all of the members of your group, as required by the applicable SEC rules.

3. Paragon directors' duties

Please be assured that the Board is fully aware of its duties, which include, in the present circumstances, the requirement that it acts in the best interests of Paragon's creditors. Accordingly, the Board will continue to take all necessary steps to implement the New Plan, which the Board considers provides the best outcome for creditors at this stage.

4. Conclusion

We reiterate that shareholders have nothing to gain in attempting to disrupt the confirmation and implementation of the New Plan by replacing the Board or opposing Paragon's administration. Such action would only increase the costs already incurred by shareholders and Paragon in relation to the restructuring and cause further unnecessary damage to the value of the Debtors' estates.

Yours faithfully



J. Robinson West
Chairman of the Board
On behalf of Paragon Offshore Plc